United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

October 2020

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-       .)

Interim Financial Statements September 30, 2020

BRGAAP in R$ (English)

Vale S.A. Interim Financial Statements

1

(A free translation of the original in Portuguese)

Report on review of quarterly information

To the Board of Directors and Stockholders

Vale S.A.

Introduction

We have reviewed the accompanying consolidated and parent company interim accounting information of Vale S.A. ("Company"), included in the Quarterly Information Form - ITR for the quarter ended September 30, 2020, which comprises the statements of financial position as of September 30, 2020 and the respective income statements and the statements of comprehensive income for the three and nine-month periods then ended, of changes in equity for the nine-month period then ended, the parent company statement of cash flows for the nine-month period then ended and the consolidated statements of cash flows for the three and nine-month periods then ended, and a summary of significant accounting policies and other explanatory information.

Management is responsible for the preparation of the consolidated and parent company interim accounting information in accordance with the accounting standard CPC 21 - Interim Financial Reporting, of the Brazilian Accounting Pronouncements Committee (CPC), and the International Accounting Standard (IAS) 34 - Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), as well as the presentation of this information in accordance with the standards issued by the Brazilian Securities Commission (CVM), applicable to the preparation of the Quarterly Information - ITR. Our responsibility is to express a conclusion on this interim accounting information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the interim information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated and parent company interim accounting information included in the quarterly information referred to above has not been prepared, in all material respects, in accordance with CPC 21 and IAS 34 applicable to the preparation of the Quarterly Information - ITR, and presented in accordance with the standards issued by the CVM.

2

(A free translation of the original in Portuguese)

Vale S.A.

Emphasis of matter

Brumadinho’s dam failure

We draw attention to Note 4 to the consolidated and parent company interim accounting information that describes the actions taken by the Company and the impacts on the interim accounting information as a consequence of the Brumadinho’s dam failure. As disclosed by Management, the Company has incurred costs and recorded provisions based on its best estimates and assumptions. Given the nature and uncertainties inherent in this type of event, the amounts recognized and/or disclosed will be reassessed by the Company and may be adjusted significantly in future periods, as new facts and circumstances become known. Our conclusion is not qualified in relation to this matter.

Other matters

Value added statements

The quarterly information referred to above includes the parent company and consolidated statements of value added for the nine-month period ended September 30, 2020. These statements are the responsibility of the Company's management and are presented as supplementary information under IAS 34. These statements have been subjected to review procedures performed together with the review of the interim accounting information for the purpose of concluding whether they are reconciled with the interim accounting information and accounting records, as applicable, and if their form and content are in accordance with the criteria defined in the accounting standard CPC 09 - "Statement of Value Added". Based on our review, nothing has come to our attention that causes us to believe that these statements of value added have not been properly prepared, in all material respects, in accordance with the criteria established in this accounting standard, and consistent with the parent company and consolidated interim accounting information taken as a whole.

Rio de Janeiro, October 28, 2020

PricewaterhouseCoopers	Patricio Marques Roche
Auditores Independentes	Contador CRC 1RJ081115/O-4
CRC 2SP000160/O-5

3

Income Statement

In millions of Brazilian reais, except earnings per share data

		Consolidated
		Three-month period ended September 30,		Nine-month period ended September 30,
	Notes	2020	2019	2020	2019
Net operating revenue	5(c)	57,906	40,664	129,591	107,621
Cost of goods sold and services rendered	6(a)	(25,893)	(22,628)	(67,775)	(60,660)
Gross profit		32,013	18,036	61,816	46,961

Operating expenses
Selling and administrative expenses	6(b)	(684)	(504)	(1,864)	(1,349)
Research and evaluation expenses		(563)	(495)	(1,476)	(1,114)
Pre-operating and operational stoppage		(1,011)	(1,140)	(3,480)	(3,268)
Brumadinho event	4	(613)	(893)	(2,014)	(24,129)
Other operating expenses, net	6(c)	(612)	(492)	(2,161)	(963)
		(3,483)	(3,524)	(10,995)	(30,823)
Impairment and disposals of non-current assets	4, 13 and 15	(1,608)	(130)	(4,004)	(1,333)
Operating income		26,922	14,382	46,817	14,805

Financial income	7	370	525	1,576	1,368
Financial expenses	7	(6,571)	(4,308)	(11,993)	(10,199)
Other financial items, net	7	(1,179)	(773)	(10,040)	(1,149)
Equity results and other results in associates and joint ventures	13 and 17	(211)	501	(3,763)	(2,047)
Income before income taxes		19,331	10,327	22,597	2,778

Income taxes	8
Current tax		(4,018)	(3,382)	(7,352)	(5,770)
Deferred tax		(241)	(484)	5,341	2,489
		(4,259)	(3,866)	(2,011)	(3,281)

Net income (loss)		15,072	6,461	20,586	(503)
Loss attributable to noncontrolling interests		(543)	(81)	(1,302)	(239)
Net income (loss) attributable to Vale's stockholders		15,615	6,542	21,888	(264)

Earnings (loss) per share attributable to Vale's stockholders:
Basic and diluted earnings (loss) per share:	9
Common share (R$)		3.04	1.26	4.27	(0.05)

The accompanying notes are an integral part of these interim financial statements.

4

Income Statement

In millions of Brazilian reais, except earnings per share data

	Parent company
	Three-month period ended September 30,		Nine-month period ended September 30,
	2020	2019	2020	2019
Net operating revenue	39,698	28,257	83,346	64,805
Cost of goods sold and services rendered	(11,939)	(10,030)	(30,498)	(28,328)
Gross profit	27,759	18,227	52,848	36,477

Operating revenues (expenses)
Selling and administrative expenses	(344)	(235)	(944)	(640)
Research and evaluation expenses	(241)	(217)	(621)	(552)
Pre-operating and operational stoppage	(957)	(1,126)	(3,118)	(3,171)
Equity results from subsidiaries	3,461	(2,147)	3,456	4,849
Brumadinho event	(613)	(893)	(2,014)	(24,129)
Other operating expenses, net	(747)	(995)	(2,590)	(650)
	559	(5,613)	(5,831)	(24,293)
Impairment and disposals of non-current assets	(76)	(2)	(214)	(1,064)
Operating income	28,242	12,612	46,803	11,120

Financial income	74	130	626	298
Financial expenses	(6,409)	(3,315)	(11,822)	(9,060)
Other financial items, net	(1,373)	(340)	(8,187)	(488)
Equity results and other results in associates and joint ventures	(211)	501	(3,763)	(2,047)
Income (loss) before income taxes	20,323	9,588	23,657	(177)

Income taxes
Current tax	(3,298)	(2,890)	(5,713)	(4,438)
Deferred tax	(1,410)	(156)	3,944	4,351
	(4,708)	(3,046)	(1,769)	(87)
Net income (loss) attributable to Vale's stockholders	15,615	6,542	21,888	(264)

Earnings (loss) per share attributable to Vale's stockholders:
Basic and diluted earnings (loss) per share:
Common share (R$)	3.04	1.26	4.27	(0.05)

The accompanying notes are an integral part of these interim financial statements.

5

Statement of Comprehensive Income

In millions of Brazilian reais

	Consolidated
	Three-month period ended September 30,		Nine-month period ended September 30,
	2020	2019	2020	2019
Net income (loss)	15,072	6,461	20,586	(503)
Other comprehensive income (loss):
Items that will not be subsequently reclassified to income statement
Retirement benefit obligations	422	(291)	(624)	(840)
Fair value adjustment to investment in equity securities	815	(449)	312	(811)
Total items that will not be subsequently reclassified to income statement, net of tax	1,237	(740)	(312)	(1,651)

Items that may be subsequently reclassified to income statement
Translation adjustments	3,753	6,623	25,967	6,900
Net investments hedge (note 20b)	(458)	(630)	(3,484)	(546)
Cash flow hedge (note 20b)	(299)	(4)	(291)	(4)
Total of items that may be subsequently reclassified to income statement, net of tax	2,996	5,989	22,192	6,350
Total comprehensive income	19,305	11,710	42,466	4,196
Comprehensive income (loss) attributable to noncontrolling interests	(726)	(49)	(2,976)	(216)
Comprehensive income attributable to Vale's stockholders	20,031	11,759	45,442	4,412

	Parent company
	Three-month period ended September 30,		Nine-month period ended September 30,
	2020	2019	2020	2019
Net income (loss)	15,615	6,542	21,888	(264)
Other comprehensive income (loss):
Items that will not be subsequently reclassified to income statement
Retirement benefit obligations	210	(9)	191	(43)
Fair value adjustment to investment in equity securities	680	(368)	344	(656)
Equity results	347	(363)	(847)	(952)
Total items that will not be subsequently reclassified to income statement, net of tax	1,237	(740)	(312)	(1,651)

Items that may be subsequently reclassified to income statement
Translation adjustments	3,936	6,591	27,641	6,877
Net investments hedge (note 20b)	(458)	(630)	(3,484)	(546)
Equity results	(299)	(4)	(291)	(4)
Total of items that may be subsequently reclassified to income statement, net of tax	3,179	5,957	23,866	6,327
Total comprehensive income	20,031	11,759	45,442	4,412

Items above are stated net of tax and the related taxes are disclosed in note 8.

The accompanying notes are an integral part of these interim financial statements.

6

Statement of Cash Flows

In millions of Brazilian reais

	Consolidated
	Three-month period ended September 30,		Nine-month period ended September 30,
	2020	2019	2020	2019
Cash flow from operations (a)	29,919	20,496	50,107	46,237
Interest on loans and borrowings paid (note 16)	(1,117)	(1,912)	(3,126)	(3,781)
Derivatives received (paid), net	(672)	(362)	62	(817)
Interest on participative stockholders' debentures paid	(3)	-	(472)	(351)
Income taxes (including settlement program)	(2,509)	(1,961)	(6,189)	(5,202)
Net cash provided by operating activities	25,618	16,261	40,382	36,086

Cash flow from investing activities:
Investment fund applications	(172)	-	(672)	-
Capital expenditures	(4,693)	(3,544)	(14,893)	(8,715)
Additions to investments	(1)	(281)	(366)	(283)
Acquisition of subsidiary, net of cash (note 13)	-	(1,570)	-	(3,454)
Proceeds from disposal of assets and investments	449	82	466	475
Dividends received from associates and joint ventures	10	1	419	762
Judicial deposits and restricted cash related to Brumadinho event (note 4)	50	6,683	(50)	(5,888)
Short-term investment	-	(3,770)	3,318	(3,820)
Other investments activities, net	(1,056)	232	(1,978)	(371)
Net cash used in investing activities	(5,413)	(2,167)	(13,756)	(21,294)

Cash flow from financing activities:
Loans and borrowings from third-parties (note 16)	9,585	3,784	34,004	11,886
Payments of loans and borrowings from third-parties (note 16)	(29,368)	(7,013)	(31,674)	(14,213)
Payments of leasing	(244)	(206)	(726)	(507)
Dividends and interest on capital paid to stockholders	(18,492)	-	(18,492)	-
Dividends and interest on capital paid to noncontrolling interest	(15)	(395)	(56)	(683)
Net cash used in financing activities	(38,534)	(3,830)	(16,944)	(3,517)

Increase (decrease) in cash and cash equivalents	(18,329)	10,264	9,682	11,275
Cash and cash equivalents in the beginning of the period	66,333	23,176	29,627	22,413
Effect of exchange rate changes on cash and cash equivalents	1,885	2,204	10,580	1,956
Cash and cash equivalents at end of the period	49,889	35,644	49,889	35,644

Non-cash transactions:
Additions to property, plant and equipment - capitalized loans and borrowing costs	67	133	274	429

Cash flow from operating activities:
Income before income taxes	19,331	10,327	22,597	2,778
Adjusted for:
Provisions related to Brumadinho event (note 4)	-	-	108	22,126
Equity results and other results in associates and joint ventures	211	(501)	3,763	2,047
Impairment and disposal of non-current assets	1,608	130	4,004	1,333
Depreciation, depletion and amortization	4,162	3,690	12,174	10,505
Financial results, net	7,380	4,556	20,457	9,980
Changes in assets and liabilities:
Accounts receivable	(1,513)	1,973	(4,031)	1,213
Inventories	(1,626)	(214)	(3,157)	(1,019)
Suppliers and contractors (i)	1,064	1,635	(1,260)	3,198
Provision - Payroll, related charges and other remunerations	792	737	538	(374)
Payments related to Brumadinho event (note 4) (ii)	(1,176)	(1,544)	(2,975)	(2,786)
Other assets and liabilities, net	(314)	(293)	(2,111)	(2,764)
Cash flow from operations (a)	29,919	20,496	50,107	46,237

(i) Includes variable lease payments.

(ii) Additionally, the Company incurred in expenses in the amount of R$613 and R$1,906 for the three and nine-month periods ended September 30, 2020, respectively, and R$893 and R$1,906 for the three and nine-month periods ended September 30, 2019, respectively, which did not qualify for provision and, as such were recognized in the income statement.

The accompanying notes are an integral part of these interim financial statements.

7

Statement of Cash Flows

In millions of Brazilian reais

	Parent company
	Nine-month period ended September 30,
	2020	2019
Cash flow from operations (a)	34,147	31,350
Interest on loans and borrowings paid	(4,426)	(3,801)
Derivatives received (paid), net	(735)	(946)
Interest on participative stockholders' debentures paid	(472)	(351)
Income taxes (including settlement program)	(5,379)	(3,852)
Net cash provided by operating activities	23,135	22,400

Cash flow from investing activities:
Capital expenditures	(7,534)	(4,548)
Additions to investments	(1,563)	(5,708)
Investment fund applications	(672)	-
Proceeds from disposal of assets and investments	174	61
Dividends received	422	1,650
Judicial deposits and restricted cash related to Brumadinho event	(50)	(5,888)
Short-term investment	3,234	(3,435)
Other investments activities, net (i)	7,857	(3,413)
Net cash provided by (used in) investing activities	1,868	(21,281)

Cash flow from financing activities:
Loans and borrowings from third-parties	25	2,894
Payments of loans and borrowings from third-parties	(3,210)	(4,143)
Payments of leasing	(136)	(114)
Dividends and interest on capital paid to stockholders	(18,492)	-
Net cash used in financing activities	(21,813)	(1,363)

Increase (decrease) in cash and cash equivalents	3,190	(244)
Cash and cash equivalents in the beginning of the period	9,597	4,835
Effects of disposals of subsidiaries and merger, net of cash and cash equivalents	188	-
Cash and cash equivalents at end of the period	12,975	4,591

Non-cash transactions:
Additions to property, plant and equipment - capitalized loans and borrowing costs	274	428

Cash flow from operating activities:
Income (loss) before income taxes	23,657	(177)
Adjusted for:
Provisions related to Brumadinho event	108	22,126
Equity results from subsidiaries	(3,456)	(4,849)
Equity results and other results in associates and joint ventures	3,763	2,047
Impairment and disposal of non-current assets	214	1,064
Depreciation, amortization and depletion	5,984	5,729
Financial results, net	19,383	9,250
Changes in assets and liabilities:
Accounts receivable	(14,555)	(2,605)
Inventories	(853)	(532)
Suppliers and contractors	(116)	3,510
Provision - Payroll, related charges and other remunerations	539	120
Payments related to Brumadinho event (note 4)	(2,975)	(2,786)
Other assets and liabilities, net	2,454	(1,547)
Cash flow from operations (a)	34,147	31,350

(i) Includes loans and advances from/to related parties.

The accompanying notes are an integral part of these interim financial statements.

8

Statement of Financial Position

In millions of Brazilian reais

		Consolidated		Parent company
	Notes	September 30, 2020	December 31, 2019	September 30, 2020	December 31, 2019
Assets
Current assets
Cash and cash equivalents	16	49,889	29,627	12,975	9,597
Short-term investments	16	707	3,329	707	3,309
Accounts receivable	10	17,002	10,195	36,412	16,599
Other financial assets	12	2,562	3,062	32	1,140
Inventories	11	24,418	17,228	6,217	5,310
Prepaid income taxes		660	1,492	301	648
Recoverable taxes		2,011	2,227	657	929
Others		1,707	1,538	2,133	1,569
		98,956	68,698	59,434	39,101

Non-current assets
Judicial deposits	22(c)	11,504	12,629	11,181	12,242
Other financial assets	12	13,938	11,074	3,970	3,972
Prepaid income taxes		3,047	2,407	-	-
Recoverable taxes		2,998	2,446	1,887	1,471
Deferred income taxes	8(a)	54,210	37,151	41,513	28,770
Others		3,416	1,998	976	937
		89,113	67,705	59,527	47,392

Investments	13	11,482	11,278	187,665	144,594
Intangibles	14	37,307	34,257	16,215	16,271
Property, plant and equipment	15	214,280	187,733	109,116	105,875
		352,182	300,973	372,523	314,132
Total assets		451,138	369,671	431,957	353,233

Liabilities
Current liabilities
Suppliers and contractors		17,478	16,556	10,606	10,765
Loans, borrowings and leases	16	5,775	5,805	3,735	4,323
Other financial liabilities	12	10,062	5,658	10,956	6,678
Taxes payable		4,554	2,065	3,585	1,062
Settlement program ("REFIS")	8(c)	1,764	1,737	1,728	1,702
Liabilities related to associates and joint ventures	17	3,880	2,079	3,880	2,079
Provisions	21	5,732	4,956	3,567	3,210
Liabilities related to Brumadinho	4	5,282	6,319	5,282	6,319
De-characterization of dams	4	1,804	1,247	1,804	1,247
Interest on capital		-	6,333	-	6,333
Others		3,928	3,051	4,555	3,181
		60,259	55,806	49,698	46,899
Non-current liabilities
Loans, borrowings and leases	16	79,207	54,038	23,021	20,546
Other financial liabilities	12	29,831	17,622	120,643	76,365
Settlement program ("REFIS")	8(c)	12,899	14,012	12,643	13,733
Deferred income taxes	8(a)	9,220	7,585	-	-
Provisions	21	43,891	34,233	11,448	11,368
Liabilities related to Brumadinho	4	3,463	5,703	3,463	5,703
De-characterization of dams	4	7,071	8,787	7,071	8,787
Liabilities related to associates and joint ventures	17	4,495	4,774	4,495	4,774
Streaming transactions		11,379	8,313	-	-
Others		2,061	1,649	4,835	3,578
		203,517	156,716	187,619	144,854
Total liabilities		263,776	212,522	237,317	191,753

Stockholders' equity	24
Equity attributable to Vale's stockholders		194,640	161,480	194,640	161,480
Equity attributable to noncontrolling interests		(7,278)	(4,331)	-	-
Total stockholders' equity		187,362	157,149	194,640	161,480
Total liabilities and stockholders' equity		451,138	369,671	431,957	353,233

The accompanying notes are an integral part of these interim financial statements.

9

Statement of Changes in Equity

In millions of Brazilian reais

	Share capital	Capital reserve	Profit reserves	Treasury stocks	Other reserves	Cumulative translation adjustments	Retained earnings	Equity attributable to Vale’s stockholders	Equity attributable to noncontrolling interests	Total stockholders' equity
Balance at December 31, 2019	77,300	3,634	28,577	(6,520)	(5,673)	64,162	-	161,480	(4,331)	157,149
Net income (loss)	-	-	-	-	-	-	21,888	21,888	(1,302)	20,586
Other comprehensive income	-	-	-	-	(1,470)	25,024	-	23,554	(1,674)	21,880
Dividends and interest on capital of Vale's stockholders	-	-	(12,350)	-	-	-	-	(12,350)	-	(12,350)
Dividends of noncontrolling interest	-	-	-	-	-	-	-	-	(42)	(42)
Capitalization of noncontrolling interest advances	-	-	-	-	-	-	-	-	71	71
Assignment and transfer of shares (note 24)	-	-	-	68	-	-	-	68	-	68
Balance at September 30, 2020	77,300	3,634	16,227	(6,452)	(7,143)	89,186	21,888	194,640	(7,278)	187,362

	Share capital	Capital reserve	Profit reserves	Treasury stocks	Other reserves	Cumulative translation adjustments	Retained earnings	Equity attributable to Vale’s stockholders	Equity attributable to noncontrolling interests	Total stockholders' equity
Balance at December 31, 2018	77,300	3,634	42,502	(6,604)	(5,912)	59,483	-	170,403	3,280	173,683
Loss	-	-	-	-	-	-	(264)	(264)	(239)	(503)
Other comprehensive income	-	-	-	-	(1,474)	6,150	-	4,676	23	4,699
Dividends of noncontrolling interest	-	-	-	-	-	-	-	-	(331)	(331)
Capitalization of noncontrolling interest advances	-	-	-	-	-	-	-	-	76	76
Assignment and transfer of shares (note 24)	-	-	-	84	-	-	-	84	-	84
Balance at September 30, 2019	77,300	3,634	42,502	(6,520)	(7,386)	65,633	(264)	174,899	2,809	177,708

The accompanying notes are an integral part of these interim financial statements.

10

Value Added Statement

In millions of Brazilian Reais

	Consolidated		Parent company
	Nine-month period ended September 30,
	2020	2019	2020	2019
Generation of value added
Gross revenue
Revenue from products and services	130,618	108,680	84,263	65,722
Revenue from the construction of own assets	4,194	4,772	1,617	2,595
Other revenues	797	507	479	329
Less:
Cost of products, goods and services sold	(19,050)	(16,453)	(9,806)	(7,908)
Material, energy, third-party services and other	(27,572)	(26,152)	(8,203)	(8,391)
Impairment of non-current assets and others results	(4,004)	(1,333)	(214)	(1,064)
Brumadinho event	(2,014)	(24,129)	(2,014)	(24,129)
Other costs and expenses	(11,253)	(7,461)	(6,965)	(4,716)
Gross value added	71,716	38,431	59,157	22,438
Depreciation, amortization and depletion	(12,174)	(10,505)	(5,984)	(5,729)
Net value added	59,542	27,926	53,173	16,709

Received from third parties
Equity results from entities	(3,763)	(2,047)	(307)	2,802
Financial income	9,159	3,041	7,622	2,349
Total value added to be distributed	64,938	28,920	60,488	21,860

Personnel and charges	6,303	6,049	2,998	2,593
Taxes and contributions	8,257	8,571	7,478	4,690
Interest (net derivatives and monetary and exchange rate variation)	29,318	12,855	26,795	11,469
Other remunerations of third party funds	474	1,948	1,329	3,372
Dividends and interest on capital	12,350	-	12,350	-
Reinvested net income (absorbed loss)	9,538	(264)	9,538	(264)
Loss attributable to noncontrolling interest	(1,302)	(239)	-	-
Distributed value added	64,938	28,920	60,488	21,860

The accompanying notes are an integral part of these interim financial statements.

11

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

1.        Corporate information

Vale S.A. and its subsidiaries (“Vale” or the “Company”) are iron ore and iron ore pellets producers, key raw materials for steelmaking, and producers of nickel, which is used to produce stainless steel and metal alloys employed in the production process of several products. The Company also produces copper, metallurgical and thermal coal, manganese ore and, platinum group metals, gold, silver and cobalt. The information by segment is presented in note 5.

Vale S.A. (the “Parent Company”) is a public company headquartered in the city of Rio de Janeiro, Brazil with securities traded on the stock exchanges of São Paulo – B3 S.A. (VALE3), New York - NYSE (VALE) and Madrid – LATIBEX (XVALO).

2.        Basis of preparation of the interim financial statements

a)    Statement of compliance

The condensed consolidated and individual interim financial statements of the Company (“interim financial statements”) have been prepared and are being presented in accordance with IAS 34 Interim Financial Reporting (Technical Pronouncement - CPC 21 (R1) Interim Statements) of the International Financial Reporting Standards (“IFRS”), as issued by International Accounting Standards Board (“IASB”) and also in accordance with accounting practices adopted in Brazil by the Brazilian Accounting Pronouncements Committee ("CPC"), that have been approved by the Brazilian Securities and Exchange Commission ("CVM"). All relevant information from its own interim financial statements, and only this information, are being presented and correspond to those used by management in the management of the Company.

b)    Basis of presentation

The interim financial statements have been prepared to update users about relevant events and transactions that occurred in the period and should be read in conjunction with the financial statements for the year ended December 31, 2019. The accounting policies, accounting estimates and judgements, risk management and measurement methods are the same as those applied when preparing the last annual financial statements. The selected notes of the Parent Company are presented in a summarized form in note 26.

These interim financial statements were authorized for issue by the Executive Board on October 28, 2020.

The interim financial statements of the Company are measured using the currency of the primary economic environment in which the entity operates (“functional currency”), which in the case of the Parent Company is the Brazilian real (“R$”).

The exchange rates used by the Company to translate its foreign operations are as follows:

			Average rate
	Closing rate		Three-month period ended		Nine-month period ended
	September 30, 2020	December 31, 2019	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
US Dollar ("US$")	5.6407	4.0307	5.3772	3.9684	5.0793	3.8887
Canadian dollar ("CAD")	4.2344	3.1034	4.0366	3.0051	3.7505	2.9258
Euro ("EUR" or "€")	6.6132	4.5305	6.2876	4.4123	5.7207	4.3679

12

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

3.        Significant events in the current period

a) Main events

The financial position, cash flows and performance of the Company were particularly affected by the following events and transactions during the three-month period ended September 30, 2020:

•	As announced in September 2020, the exclusivity period to negotiate the sale of Vale Nouvelle-Calédonie S.A.S. (“VNC”) to New Century Resources Limited ended and the parties did not reach an agreement for the sale of VNC. Further details on the transaction and plans for such investment are presented in note 5(b).

•	In September 2020, the Company entered into an agreement to sell its investment held in Biopalma, resulting in a loss of R$507 (note 5b).

•	In September 2020, the Company decided to close its operations at the Simões Filho plant in Bahia, resulting in an impairment loss of R$404 (note 5b).

•	In August 2020, the conditions precedent of the agreement to sell the Company's stake in Henan Longyu were concluded and until October 2020, the Company received R$608 out of the total agreed consideration in the amount of R$832 (note 13b).

•	On September 30, 2020, the Company paid stockholders’ remuneration in the amount of R$12,350, see note 24.

•	On October 7, 2020 (subsequent event), the Company concluded the agreement for the divestiture of PT Vale Indonesia Tbk (“PTVI”) and received R$1,560 (note 13b).

•	On October 9, 2020 (subsequent event), the Company approved the incorporation of a joint venture to build and operate an expansion project for the Shulanghu Port facilities, located in China. Vale's capital contribution to the project is estimated to range from R$620 to R$903 (note 13b).

b) Coronavirus pandemic

Background - The coronavirus pandemic developed rapidly in 2020, with reports of several fatalities from COVID-19, including the locations of the Company's main operations. A significant portion of the Company's revenue comes from sales to customers in Asia and Europe, regions that have had their economic activities affected as a result of the pandemic. Vale also has an extensive logistics and supply chain, including several ports, distribution centers and suppliers that have operations in the affected regions.

The Company has taken several measures to monitor and prevent the effects of COVID-19, including health and safety measures for its employees (such as social distancing and remote working) and actions to secure the supply of materials essential to the Company's production process.

Vale has pledged more than R$538 to support humanitarian aid programs in the communities where the Company operates, with special focus on Brazil communities that have been more adversely affected by the pandemic. These resources are being used to purchase medical supplies and equipment, among other actions taken against COVID-19. This amount was recognized as "Other operating expenses" in the income statement for the three and nine-month periods ended September 30, 2020.

The Company is closely monitoring the impact of the COVID-19 on its business. To date, COVID-19 has not had a significant operational or financial impact on the Company, other than those already disclosed on these interim financial statements. However, if the pandemic continues for an extended period of time or increases in intensity in the regions where Vale operates, the Company's financial conditions or results of operations in 2020 may be adversely impacted.

Impairment and onerous contracts - The Company assessed whether there were any triggering events suggesting an impairment test for its non-financial assets and concluded there have been no changes in the circumstances that would indicate an impairment loss in the Company's cash generating units ("CGUs").

During this year, some of the Company's operations were temporarily suspended due to COVID-19. These operations have already been resumed and, therefore, the main long-term assumptions applied on the preparation of the cash flow models, such as commodity prices and production levels, remain unchanged for the impairment trigger assessment.

13

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

Voisey's Bay, Nickel - On March 16, 2020, the Company reduced its Voisey's Bay mining operation and placed it in care and maintenance, as a precaution to avoid exposure when travelling to the remote site and to help to protect the health and well-being of Nunatsiavut and Innu indigenous communities in Labrador in face of the COVID-19 pandemic. On July 3, 2020, the Company resumed this operation, which reached its full operational capacity in August 2020.

Mozambique, Coal - In 2019, the Company fully impaired the assets related to this CGU because the expected yield of metallurgical coal and thermal coal will not be achieved, mostly due to technical issues on the project and operation of the assets related to this CGU. As a result, the Company has decided to implement a new mining plan and a new plant strategy to achieve the ramp-up of this asset, which includes shortening the life of mine and completing a plant overhaul. However, in addition to the slowdown in the operational activities, the COVID-19 pandemic has caused travel and equipment transportation restrictions and so, the Company has revisited the plans for the Mozambique coal processing plant stoppage. The halting of the processing plants’ operations that was previously expected to start in the second quarter of 2020, will now take place in November 2020. Other than this, the plan for this CGU has not changed and, therefore, no further impact was recognized in the period ended September 30, 2020.

Liquidity - As a precautionary measure to increase its cash position and preserve financial flexibility considering the uncertainties resulting from the COVID-19 pandemic, in March 2020, Vale drew down its revolving credit lines in the amount of R$26,997 (US$5 billion) and discontinued the nickel hedge program, through the sale of option contracts for the total amount of R$1,123. In September 2020, the Company repaid in full the amount that was drawn from revolving credit lines (note 16).

Deferred tax liabilities - On March 31, 2020, the government of Indonesia issued a regulation ("PERPPU-1") to manage the economic impact of the global COVID-19 pandemic, which affects Indonesia's tax policies. The 25% income tax rate was reduced to 22% in fiscal years 2020 and 2021 and will later be reduced to 20% as of fiscal year 2022. Therefore, the Company has measured the deferred income tax of PT Vale Indonesia Tbk ("PTVI"), considering the effective promulgation of the new income tax rate. As a result, the Company recognized an income tax gain of R$393 in the nine-months period ended September 30, 2020.

Fair value of other assets and liabilities - At this time, the effects of the pandemic have not caused significant impacts on the fair value of the Company's assets and liabilities. However, unusual significant changes have occurred in the value of financial assets in many markets since the pandemic began. The effects of the pandemic remain uncertain, making it impossible to predict the final impact it could have on the economy and, in turn, on the Company's business, liquidity and financial position, meaning that the fair value of assets and liabilities may change in subsequent periods.

14

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

4.        Brumadinho dam failure

On January 25, 2019, a tailings dam (“Dam I”) failed at the Córrego do Feijão mine, in the city of Brumadinho, state of Minas Gerais. The failure released a flow of tailings debris, destroying some of Vale’s facilities, affecting local communities and disturbing the environment. The tailings released have caused an impact of around 315 km in extension, reaching the nearby Paraopeba River. The dam failure in Brumadinho (“event”) resulted in 270 fatalities or presumed fatalities.

Vale has been taking the necessary actions to support the victims and to mitigate and recover the social and environmental damages resulting from the event, including indemnification and donations to those affected by the dam rupture. The Company has created the Special Recovery and Development Board, which is in-charge of those measures related to the Brumadinho dam rupture.

The Company has also informed the market and Brazilian authorities of its decision to speed up the plan to “de-characterize” its tailings dams built under the upstream method (same method as Brumadinho’s dam), certain “centerline structures” and dikes, located in Brazil. Therefore, the Company has a total provision to comply with these assumed obligations in the amount of R$17,620 as at September 30, 2020 (R$22,056 as at December 31, 2019).

a) De-characterization of the dams

The changes in the provision to carry out the de-characterization of the upstream structures, centerline structures and dikes for the nine-month periods ended September 30, 2020 and 2019 are as follows:

	Consolidated
	2020	2019
Balance at January 1,	10,034	-
Provision recognized	-	7,515
Disbursements	(980)	(62)
Present value valuation	(179)	280
Balance at September 30,	8,875	7,733

	September 30, 2020	December 31, 2019
Current liabilities	1,804	1,247
Non-current liabilities	7,071	8,787
Liabilities	8,875	10,034

In addition to the de-characterization projects of the upstream dams, which are already reserved as at September 30, 2020, the Company is assessing whether there are other structures that would meet the criteria to be de-characterized as well. In addition, at the current stage of studies and analysis, it is not yet possible to estimate if an additional provision for the de-characterization of other structures will be recorded in future reporting periods.

b) Framework Agreements and donations

The Company has been working together with the authorities and society to remediate the environmental and social impacts of the event. Therefore, the Company has started negotiations and entered into agreements with the relevant authorities and affected people. Vale has also developed studies and projects to ensure geotechnical safety of the remaining structures at the Córrego do Feijão mine, in Brumadinho, and the removal and proper disposal of the tailings, especially alongside the Paraopeba river.

On April 1, 2020, the judge of the 2nd Public Finance Court of Belo Horizonte released R$500 from the judicial deposits of the Company. On May 15, 2020, the judge released an additional amount of R$1,000. Both amounts were released to the State of Minas Gerais to be used by the State Government on actions against COVID-19 pandemic and were considered as compensation for part of the obligation assumed by the Company due to the Brumadinho dam rupture.

15

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

The changes in the provision for the nine-month periods ended September 30, 2020 and 2019 are as follows:

	Consolidated
	2020	2019
Balance at January 1,	12,022	-
Provision for social and economic compensation	108	14,239
Disbursements (i)	(3,495)	(2,194)
Present value valuation	110	163
Balance at September 30,	8,745	12,208

	September 30, 2020	December 31, 2019
Current liabilities	5,282	6,319
Non-current liabilities	3,463	5,703
Liabilities	8,745	12,022

(i) Includes cash outflows of R$1,995 and the realization of judicial deposits of R$1,500.

The Company is under negotiations with the Government of the State of Minas Gerais (“GEMG”) and other relevant authorities for an additional agreement for collective damages indemnification and further compensation for the society and environment. The goal of Vale with a potential agreement would be to provide a stable legal framework for the execution of reparation and compensation, with the suspension of the existing civil lawsuits.

The potential agreement is still very uncertain as it is subject to conclusion of the ongoing negotiations and approval by the Company, the Government of the State of Minas Gerais, Public Prosecutors and other Authorities and Intervenient parties.

The estimate of the economic impact of a potential agreement will depend on (i) final agreement on the list of reparation and compensation projects, (ii) a detailed assessment of the estimates of the amounts to be spent on the reparation and compensation projects being discussed, (iii) an analysis of the detailed scope of such projects to determine their overlap with the initiatives and amounts already provisioned; and (iv) the timing of the execution of projects and disbursements, which will impact the present value of the obligations.

Based on the current terms under discussion, and preliminary estimates subject to the uncertainties listed above, such possible agreement might result in an additional provision of approximately R$8 billion. All accounting impacts, if any, will be recorded in the period an agreement is reached. Therefore, the provisions recorded in these interim financial statements do not include the potential outcome of the current negotiation as it is not yet possible to reliably estimate an amount or whether the current negotiations will be successful.

c) Incurred expenses

The Company has incurred expenses, which do not qualify for provision and have been recognized in the income statement, in the amount of R$613 and R$1,906 for the three and nine-month periods ended September 30, 2020, respectively and R$893 and R$1,906 for the three and nine-month periods ended September 30, 2019, respectively. These expenses include communication services, accommodation and humanitarian assistance, equipment, legal services, water, food aid, taxes, among others.

d) Operation stoppages

The Company has suspended some operations due to judicial decisions or technical analysis performed by Vale on its upstream dam structures. The Company has been recording losses in relation to the operational stoppage and idle capacity of the ferrous mineral segment in the amounts of R$600 and R$1,879 for the three and nine-month periods ended September 30, 2020, respectively, and R$704 and R$2,248 for the three and nine-month periods ended September 30, 2019, respectively. The Company is working on legal and technical measures to resume all operations at full capacity.

e) Assets write-off

Following the event and the decision to speed up the de-characterization of the upstream dams, the Company recognized a loss of R$251 and R$836 as “Impairment and disposal of non-current assets” for the three and nine-month periods ended September 30, 2019 in relation to the assets written-off of the Córrego do Feijão mine and those related to the other upstream dams in Brazil. In 2020, the Company did not write-off any asset related to the Brumadinho event.

16

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

f) Contingencies and other legal matters

Vale is subject to significant contingencies due to the Brumadinho dam failure. Vale has already been named on several judicial and administrative proceedings brought by authorities and affected people and is currently under investigation. Vale is evaluating these contingencies and would recognize additional provisions based on the updates on the stage of these claims.

Following these contingencies, approximately R$506 of the Company’s bank accounts are restricted and R$4,942 were converted into judicial deposits as at September 30,2020.

For the Brumadinho event, the Company has financial guarantees in the amount of R$5,819 in September 30, 2020. The expenses related to these financial guarantees in the amounts of R$10 and R$30 were recorded as financial expense in the Company's income statement for the three and nine-month periods ended September 30, 2020, respectively.

On August 26, 2020, the Public Prosecutor's Office of Minas Gerais (“MPMG”) and other plaintiffs of the Public Civil Actions presented a request for ruling condemning Vale to indemnify alleged economic losses of the State of Minas Gerais and collective moral damages, both claims already considered in said Public Civil Actions filed against Vale in January 2019 as a result of the Brumadinho dam rupture. In that submission, the plaintiffs also requested the immediate freezing of R$26.7 billion from the Company as a guarantee for the reimbursement of the alleged economic losses, which was dismissed by the judge of the 2nd Lower Court of Public Treasury of Belo Horizonte on October 6, 2020 (subsequent event). Said indemnification requests are still pending judgment and the Company is unable to estimate when a final decision will be issued.

On May 27, 2020, the MPMG requested the imposition of fines or forfeit of assets, rights and amounts of the Company, allegedly based on Article 5, item V of Brazilian Law 12.846/2013. According to the MPMG, Vale would have, through its employee’s actions, hindered the inspection activities of public agencies in the complex. The Company was not required to present any guarantees based on a judicial decision.

On October 20, 2020 (subsequent event), the Company was informed that the Brazilian Office of the Comptroller General (“CGU”) initiated an administrative proceeding based on the same allegations made by the MPMG.

Both proceedings are ongoing and the Company cannot estimate when a final decision will be issued.

(f.i) Administrative sanctions

In 2019, the Company was notified of the imposition of administrative fines by the Brazilian Institute of the Environment and Renewable Natural Resources (“IBAMA”), in the amount of R$250.

On July 6, 2020, the Company signed an agreement with IBAMA, of which R$150 will be used in environmental projects in 7 parks in the state of Minas Gerais, covering an area of approximately 794 thousand hectares, and R$100 will be used in basic sanitation programs in the state of Minas Gerais. The total amount was deposited in court to be used in these environmental projects, subject to ratification of justice.

As at September 30, 2020, the administrative sanctions are recorded as “Liabilities related to Brumadinho“.

(f.ii) U.S. Securities class action suits

As detailed in note 3 to the financial statements for the year ended December 31, 2019 and updated in the interim financial statements for 2020, Vale is defending itself against a potential class action lawsuit before a New York Federal Court filed by holders of securities - American Depositary Receipts ("ADRs") - issued by Vale.

Following the decision of the Court, in May 2020, rejecting part of the preliminary defense presented by the Company, the Discovery phase has started and is expected to be concluded by June 2021.

Based on the evaluation of the Company's legal counsel and given the very preliminary stage, the expectation of loss of this process is classified as possible. However, considering the initial phase of the potential class action, it is not possible at this time to reliably estimate the amount of a potential loss.

(f.iii) Arbitration proceedings in Brazil filed by shareholders and a class association

In Brazil, Vale is a defendant in (i) one arbitration filed by 166 minority shareholders, and (ii) one arbitration filed by a class association allegedly representing all Vale’s minority shareholders.

In both proceedings, the Claimants argue Vale would be aware of the risks associated with the dam, and failed to disclose it to the shareholders, which would be required under the Brazilian applicable laws and the rules of Comissão de Valores Mobiliários (Securities and Exchange Commission of Brazil). Based on such argument, they claim compensation for losses caused by the decrease of the value of the shares.

(f.iv) Cooperation with the CVM and the SEC

The Company is cooperating with the SEC and the CVM by providing documents and other information concerning the failure of Dam I as requested by both agencies.

17

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

Based on the evaluation of the Company's legal counsel and given the very preliminary stage, the expectation of loss of these proceedings is classified as possible. However, considering the initial phase of the arbitrations, it is not possible at this time to reliably estimate the amount of a potential loss.

g) Insurance

The Company is negotiating with insurers the payment of indemnification under its operational risk and civil liability. However, these negotiations are still at a preliminary stage, therefore any payment of insurance proceeds will depend on the coverage definitions under these policies and assessment of the amount of loss. Due to uncertainties, no indemnification to the Company was recognized in these interim financial statements.

Critical accounting estimates and judgments

The measurement of the provision requires the use of significant judgments, estimates and assumptions. The provision reflects the estimated costs to comply with Vale’s obligation in relation to the Brumadinho event.

The main critical assumptions and estimates applied in measuring the provision for de-characterization of the dams considers, among others: (i) volume of the waste to be removed based on data available and interpretation of the enacted laws and regulations; (ii) location availability for the tailings disposal; (iii) acceptance by the authorities of the proposed engineering methods and solution; and (iv) updates in the discount rate.

The provision for Framework Agreements and donations may be affected by factors including, but not limited to: (i) changes in the current estimated market price of the direct and indirect cost related to products and services, (ii) changes in timing for cash outflows, (iii) changes in the technology considered in measuring the provision, (iv) number of individuals entitled to the indemnification payments, (v) resolution of existing and potential legal claims, (vi) demographic assumptions, (vii) actuarial assumptions, and (viii) updates in the discount rate.

Therefore, future expenditures may differ from the amounts currently provided because the realized assumptions and various other factors are not always under the Company’s control. These changes to key assumptions could result in a material impact to the amount of the provision in future reporting periods. At each reporting period, the Company will reassess the key assumptions used in the preparation of the projected cash flows and will adjust the provision, if required.

18

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

5.        Information by business segment and by geographic area

The Company operates the following reportable segments: Ferrous Minerals, Base Metals and Coal. The segments are aligned with products and reflect the structure used by Management to evaluate Company’s performance. The responsible bodies for making operational decisions, allocating resources and evaluating performance are the Executive Boards and the Board of Directors. The performance of the operating segments is assessed based on a measure of adjusted LAJIDA (EBITDA).

As disclosed on note 4 to these Interim Financial Statements, the Company has created the Special Recovery and Development Board that reports to the CEO and is responsible to assess the costs related to the Brumadinho event. These costs are not directly related to the Company's operating activities and, therefore, were not allocated to any operating segment.

The Company allocates to “Others” the revenues and cost of other products, services, research and development, investments in joint ventures and associates of other business and unallocated corporate expenses.

a)    Adjusted LAJIDA (EBITDA)

The definition of Adjusted LAJIDA (EBITDA) for the Company is the operating income or loss plus dividends received and interest from associates and joint ventures, and excluding the amounts charged as (i) depreciation, depletion and amortization and (ii) impairment and disposal of non-current assets.

	Consolidated
	Three-month period ended September 30, 2020
	Net operating revenue	Cost of goods sold and services rendered	Sales, administrative and other operating expenses	Research and evaluation	Pre operating and operational stoppage	Dividends received and interest from associates and joint ventures	Adjusted LAJIDA (EBITDA)
Ferrous minerals
Iron ore	39,614	(11,110)	(270)	(164)	(649)	2	27,423
Iron ore pellets	6,416	(2,313)	7	(8)	(89)	-	4,013
Ferroalloys and manganese	274	(233)	(21)	(1)	(49)	-	(30)
Other ferrous products and services	436	(324)	2	(1)	-	8	121
	46,740	(13,980)	(282)	(174)	(787)	10	31,527

Base metals
Nickel and other products	7,072	(4,804)	(121)	(55)	(1)	-	2,091
Copper	3,156	(1,017)	(13)	(81)	(1)	-	2,044
	10,228	(5,821)	(134)	(136)	(2)	-	4,135

Coal	551	(1,726)	(28)	(47)	-	110	(1,140)

Brumadinho event	-	-	(613)	-	-	-	(613)
COVID-19	-	-	(76)	-	-	-	(76)
Others	387	(463)	(726)	(207)	(12)	-	(1,021)
Total	57,906	(21,990)	(1,859)	(564)	(801)	120	32,812

19

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

	Consolidated
	Three-month period ended September 30, 2019
	Net operating revenue	Cost of goods sold and services rendered	Sales, administrative and other operating expenses	Research and evaluation	Pre operating and operational stoppage	Dividends received and interest from associates and joint ventures	Adjusted LAJIDA (EBITDA)
Ferrous minerals
Iron ore	26,118	(10,077)	(326)	(114)	(650)	-	14,951
Iron ore pellets	6,362	(2,893)	(32)	(20)	(105)	-	3,312
Ferroalloys and manganese	190	(153)	(6)	(2)	-	-	29
Other ferrous products and services	466	(345)	-	(3)	-	-	118
	33,136	(13,468)	(364)	(139)	(755)	-	18,410

Base metals
Nickel and other products	4,136	(2,681)	(47)	(43)	(64)	-	1,301
Copper	1,966	(971)	(8)	(49)	-	-	938
	6,102	(3,652)	(55)	(92)	(64)	-	2,239

Coal	954	(1,732)	19	(39)	-	114	(684)

Brumadinho event	-	-	(893)	-	-	-	(893)

Others	472	(441)	(548)	(225)	(14)	1	(755)
Total	40,664	(19,293)	(1,841)	(495)	(833)	115	18,317

	Consolidated
	Nine-month period ended September 30, 2020
	Net operating revenue	Cost of goods sold and services rendered	Sales, administrative and other operating expenses	Research and evaluation	Pre operating and operational stoppage	Dividends received and interest from associates and joint ventures	Adjusted LAJIDA (EBITDA)
Ferrous minerals
Iron ore	85,058	(28,001)	(677)	(402)	(2,054)	2	53,926
Iron ore pellets	15,098	(6,191)	65	(17)	(291)	283	8,947
Ferroalloys and manganese	851	(682)	(21)	(6)	(105)	-	37
Other ferrous products and services	1,222	(939)	10	(6)	-	8	295
	102,229	(35,813)	(623)	(431)	(2,450)	293	63,205

Base metals
Nickel and other products	16,833	(11,276)	(294)	(177)	(156)	-	4,930
Copper	7,674	(2,940)	(23)	(237)	(1)	-	4,473
	24,507	(14,216)	(317)	(414)	(157)	-	9,403

Coal	1,734	(5,369)	(6)	(119)	-	434	(3,326)

Brumadinho event	-	-	(2,014)	-	-	-	(2,014)
COVID-19	-	-	(545)	-	-	-	(545)
Others	1,121	(1,241)	(2,331)	(512)	(38)	126	(2,875)
Total	129,591	(56,639)	(5,836)	(1,476)	(2,645)	853	63,848

20

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

	Consolidated
	Nine-month period ended September 30, 2019
	Net operating revenue	Cost of goods sold and services rendered	Sales, administrative and other operating expenses	Research and evaluation	Pre operating and operational stoppage	Dividends received and interest from associates and joint ventures	Adjusted LAJIDA (EBITDA)
Ferrous minerals
Iron ore	65,942	(24,490)	(947)	(280)	(2,174)	-	38,051
Iron ore pellets	17,775	(7,992)	(60)	(59)	(193)	567	10,038
Ferroalloys and manganese	784	(589)	(15)	(4)	-	-	176
Other ferrous products and services	1,249	(955)	4	(6)	-	-	292
	85,750	(34,026)	(1,018)	(349)	(2,367)	567	48,557

Base metals
Nickel and other products	12,044	(8,388)	(180)	(99)	(110)	-	3,267
Copper	5,546	(2,745)	(20)	(96)	-	-	2,685
	17,590	(11,133)	(200)	(195)	(110)	-	5,952

Coal	3,221	(4,850)	22	(85)	-	331	(1,361)

Brumadinho event	-	-	(24,129)	-	-	-	(24,129)

Others	1,060	(1,075)	(954)	(485)	(24)	195	(1,283)
Total	107,621	(51,084)	(26,279)	(1,114)	(2,501)	1,093	27,736

Adjusted LAJIDA (EBITDA) is reconciled to net income (loss) as follows:

	Consolidated
	Three-month period ended September 30,		Nine-month period ended September 30,
	2020	2019	2020	2019
Net income (loss) attributable to Vale's stockholders	15,615	6,542	21,888	(264)
Loss attributable to noncontrolling interests	(543)	(81)	(1,302)	(239)
Net income (loss)	15,072	6,461	20,586	(503)
Depreciation, depletion and amortization	4,162	3,690	12,174	10,505
Income taxes	4,259	3,866	2,011	3,281
Financial results	7,380	4,556	20,457	9,980
LAJIDA (EBITDA)	30,873	18,573	55,228	23,263

Items to reconciled adjusted LAJIDA (EBITDA)
Equity results and other results in associates and joint ventures	211	(501)	3,763	2,047
Dividends received and interest from associates and joint ventures (i)	120	115	853	1,093
Impairment and disposal of non-current assets	1,608	130	4,004	1,333
Adjusted LAJIDA (EBITDA)	32,812	18,317	63,848	27,736

(i) Includes the remuneration of the financial instrument of the Coal segment.

21

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

b)       Assets by segment

	Consolidated
	September 30, 2020			December 31, 2019
	Product inventory	Investments in associates and joint ventures	Property, plant and equipment and intangibles (i)	Product inventory	Investments in associates and joint ventures	Property, plant and equipment and intangibles (i)
Ferrous minerals	12,520	6,865	140,062	7,880	6,970	135,143
Base metals	7,450	91	104,480	5,457	56	80,181
Coal	309	-	-	243	-	-
Others	-	4,526	7,045	7	4,252	6,666
Total	20,279	11,482	251,587	13,587	11,278	221,990

	Consolidated
	Three-month period ended September 30,
	2020			2019
	Capital expenditures (ii)			Capital expenditures (ii)
	Sustaining capital	Project execution	Depreciation, depletion and amortization	Sustaining capital	Project execution	Depreciation, depletion and amortization
Ferrous minerals	2,160	198	2,160	1,595	361	2,173
Base metals	1,802	378	1,932	1,071	175	1,179
Coal	146	-	-	314	-	267
Others	6	3	70	19	9	71
Total	4,114	579	4,162	2,999	545	3,690

	Consolidated
	Nine-month period ended September 30,
	2020			2019
	Capital expenditures (ii)			Capital expenditures (ii)
	Sustaining capital	Project execution	Depreciation, depletion and amortization	Sustaining capital	Project execution	Depreciation, depletion and amortization
Ferrous minerals	7,136	919	6,620	3,875	1,025	5,874
Base metals	5,187	951	5,270	2,774	379	3,733
Coal	659		83	609	-	687
Others	16	25	201	31	22	211
Total	12,998	1,895	12,174	7,289	1,426	10,505

i) Goodwill is allocated mainly to ferrous minerals and base metals segments in the amount of R$7,133 and R$10,430 in September 30, 2020 and R$7,133 and R$7,495 in December 31, 2019, respectively.

(ii) Cash outflows.

Impairment of assets

Ferrous minerals segment – Vale Manganês S.A. (“Vale Manganês”) - In September 2020, the Company decided to shut down the Simões Filho operation, in Bahia, a plant that is part of Vale Manganês S.A. business, which used to produce ferroalloys of manganese (part of the ferrous minerals segment). The Company will continue operating its other plants to produce manganese ore.

Therefore, the Company has carried out an impairment test for the cash-generating unit (“CGU”) of Manganese, resulting in the full impairment of inventories, other assets related to the Simões Filho plant and the Company recognized additional provisions required for the closure of the site. As a result, the Company recognized an impairment loss of R$404 as “Impairment and disposals of non-current assets” for the three and nine-month period ended September 30, 2020. The remaining carrying amount related to this CGU is R$171 as at September 30, 2020.

Base metals segment – Vale Nouvelle-Calédonie S.A.S. (“VNC”) – On May 25, 2020, the Company announced that it had entered into a non-binding agreement to negotiate with exclusivity the sale of its entire interest in VNC to New Century Resources Limited (“NCZ”) for an insignificant consideration.

As a result of this negotiation, VNC's assets and liabilities were classified as "held for sale" and measured at fair value resulting in the recognition of an impairment loss of R$295 and R$2,078 recognized in the income statement as "Impairment and disposal of non-current assets” for the three and nine-month period ended September 30, 2020, respectively.

22

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

In September 2020, NCZ's exclusivity period ended and the parties did not reach an agreement for the sale of VNC, thus, the Company has restarted the search for a potential buyer. In the meanwhile, Vale has initiated studies of all options available to exit the operation, including placing VNC in care and maintenance in preparation for a possible shut down of the operation, should no sustainable solution be found in the coming months.

These studies take into consideration the financing needs to continue VNC operations, including the commitment to make investments to convert the tailings deposition from wet to dry-stacking (“Project Lucy”), which will cost approximately R$2,820 (US$500 million). Therefore, depending on the conclusion of those studies mentioned above, and the exit alternative chosen by the Company, additional losses and new provisions may be required in future reporting periods.

Others – Biopalma da Amazônia S.A. (“Biopalma”) – In September 2020, the Company signed an agreement with Brasil Bio Fuels S.A. to sell its entire stake in Biopalma for an insignificant consideration. Biopalma is a company that cultivates a palm oil plantation to extract and sell that oil. As a result of this agreement, Biopalma's assets and liabilities were classified as "held for sale" and measured at fair value, resulting in a loss of R$507 recognized in the income statement as "Impairment and disposals of non-current assets" for the three and nine-months period ended September 30, 2020. The transaction is expected to be concluded by the end of 2020, subject to preceded conditions, including the approval of the Administrative Council for Economic Defense (CADE).

c)       Net operating revenue by geographic area

	Consolidated
	Three-month period ended September 30, 2020
	Ferrous minerals	Base metals	Coal	Others	Total
Americas, except United States and Brazil	607	194	-	-	801
United States of America	546	950	-	-	1,496
Germany	231	2,146	-	-	2,377
Europe, except Germany	1,466	3,621	65	-	5,152
Middle East, Africa and Oceania	2,152	17	65	-	2,234
Japan	2,499	504	-	-	3,003
China	33,037	1,506	-	-	34,543
Asia, except Japan and China	2,926	1,134	382	-	4,442
Brazil	3,276	156	39	387	3,858
Net operating revenue	46,740	10,228	551	387	57,906

	Consolidated
	Three-month period ended September 30, 2019
	Ferrous minerals	Base metals	Coal	Others	Total
Americas, except United States and Brazil	555	882	-	-	1,437
United States of America	319	918	-	-	1,237
Germany	1,149	356	-	-	1,505
Europe, except Germany	1,205	1,877	363	-	3,445
Middle East, Africa and Oceania	2,226	23	101	-	2,350
Japan	1,836	455	24	-	2,315
China	21,081	748	-	-	21,829
Asia, except Japan and China	2,161	607	417	-	3,185
Brazil	2,604	236	49	472	3,361
Net operating revenue	33,136	6,102	954	472	40,664

	Consolidated
	Nine-month period ended September 30, 2020
	Ferrous minerals	Base metals	Coal	Others	Total
Americas, except United States and Brazil	1,136	1,341	-	-	2,477
United States of America	903	2,844	-	-	3,747
Germany	1,416	4,519	-	-	5,935
Europe, except Germany	3,947	7,597	462	-	12,006
Middle East, Africa and Oceania	4,745	79	308	-	5,132
Japan	5,747	1,504	56	-	7,307
China	69,168	2,900	75	-	72,143
Asia, except Japan and China	6,997	3,164	771	-	10,932
Brazil	8,170	559	62	1,121	9,912
Net operating revenue	102,229	24,507	1,734	1,121	129,591

23

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

	Consolidated
	Nine-month period ended September 30, 2019
	Ferrous minerals	Base metals	Coal	Others	Total
Americas, except United States and Brazil	1,732	2,363	-	-	4,095
United States of America	1,172	2,661	-	-	3,833
Germany	3,344	1,370	-	-	4,714
Europe, except Germany	4,595	5,018	931	-	10,544
Middle East, Africa and Oceania	6,526	64	239	-	6,829
Japan	5,483	1,129	386	-	6,998
China	49,068	1,999	-	-	51,067
Asia, except Japan and China	5,809	2,365	1,434	-	9,608
Brazil	8,021	621	231	1,060	9,933
Net operating revenue	85,750	17,590	3,221	1,060	107,621

Provisionally priced commodities sales – The commodity price risk arises from volatility of iron ore, nickel, copper and coal prices. The Company is mostly exposed to the fluctuations in the iron ore and copper price. The selling price of these products can be measured reliably at each period, since the price is quoted in an active market. The final price of these sales will be determined during the fourth quarter of 2020.

The sensitivity of the Company’s risk on final settlement of provisionally priced accounts receivables are presented below:

	September 30, 2020
	Thousand metric tons	Provisional price (US$/tonne)	Change	Effect on Revenue
Iron ore	19,673	115.0	+/-10%	1,216
Iron ore pellets	1,093	136.7	+/-10%	80
Copper	64	8,678.3	+/-10%	300

6.       Costs and expenses by nature

a)    Cost of goods sold and services rendered

	Consolidated
	Three-month period ended September 30,		Nine-month period ended September 30,
	2020	2019	2020	2019
Personnel	2,221	2,005	6,025	5,821
Materials and services	4,351	3,779	12,022	11,192
Fuel oil and gas	1,167	1,407	3,531	4,040
Maintenance	3,703	2,940	10,021	8,109
Energy	948	892	2,584	2,478
Acquisition of products	1,494	820	2,829	1,760
Depreciation, depletion and amortization	3,903	3,335	11,136	9,576
Freight	5,018	4,869	11,842	11,052
Others	3,088	2,581	7,785	6,632
Total	25,893	22,628	67,775	60,660

Cost of goods sold	25,140	21,863	65,632	58,615
Cost of services rendered	753	765	2,143	2,045
Total	25,893	22,628	67,775	60,660

24

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

b)       Selling and administrative expenses

	Consolidated
	Three-month period ended September 30,		Nine-month period ended September 30,
	2020	2019	2020	2019
Selling	110	92	293	267
Personnel	271	177	695	514
Services	151	97	405	201
Depreciation and amortization	50	49	203	163
Others	102	89	268	204
Total	684	504	1,864	1,349

c)       Other operating expenses (income), net

	Consolidated
	Three-month period ended September 30,		Nine-month period ended September 30,
	2020	2019	2020	2019
Provision for litigations (i)	55	132	381	1,057
Profit sharing program	184	86	402	283
COVID-19 expenses	76	-	545	-
Others (ii)	297	274	833	(377)
Total	612	492	2,161	963

(i) In 2019, includes the change in the expected outcome of probable loss of the lawsuit related to the accident of ship loaders, at the Praia Mole maritime terminal, in Espírito Santo.

(ii) In 2019, includes the reversal of the amount provided for the legal proceedings related to the Rede Ferroviária Federal S.A lawsuit.

7.        Financial result

	Consolidated
	Three-month period ended September 30,		Nine-month period ended September 30,
	2020	2019	2020	2019
Financial income
Short-term investments	138	313	517	667
Others (i)	232	212	1,059	701
	370	525	1,576	1,368
Financial expenses
Loans and borrowings gross interest	(1,119)	(1,024)	(3,110)	(3,049)
Capitalized loans and borrowing costs	67	133	274	429
Participative stockholders' debentures	(3,002)	(1,901)	(4,341)	(4,211)
Interest on REFIS	(50)	(163)	(228)	(488)
Interest on lease liabilities	(90)	(50)	(261)	(219)
Financial guarantees (note 13)	(1,905)	95	(2,771)	165
Others (ii)	(472)	(1,398)	(1,556)	(2,826)
	(6,571)	(4,308)	(11,993)	(10,199)
Other financial items, net
Net foreign exchange gains (losses)	(80)	91	(1,822)	151
Derivative financial instruments (note 20)	(1,051)	(308)	(7,866)	287
Indexation losses, net	(48)	(556)	(352)	(1,587)
	(1,179)	(773)	(10,040)	(1,149)
Total	(7,380)	(4,556)	(20,457)	(9,980)

(i) In 2020, includes amounts related to Eletrobrás' contingent assets in the amount of R$301, see note 22e.

(ii) Includes expenses with cash tender offer repurchased in the amount of R$1,014, for the three and nine-month period ended September 30, 2019.

25

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

8.        Income taxes

a)   Deferred income tax assets and liabilities

	Consolidated
	Assets	Liabilities	Deferred taxes, net
Balance at December 31, 2019	37,151	7,585	29,566
Effect in income statement	4,931	(410)	5,341
Translation adjustment	3,178	2,395	783
Other comprehensive income	8,950	(350)	9,300
Balance at September 30, 2020	54,210	9,220	44,990

	Consolidated
	Assets	Liabilities	Deferred taxes, net
Balance at December 31, 2018	26,767	5,936	20,831
Effect in income statement	2,701	212	2,489
Acquisition of subsidiaries (i)	382	935	(553)
Translation adjustment	590	599	(9)
Other comprehensive income	1,985	(359)	2,344
Balance at September 30, 2019	32,425	7,323	25,102

(i) Refers to the acquisition of New Steel and Ferrous Resources Limited (note 13).

b)    Income tax reconciliation – Income statement

Income tax expense is recognized based on the estimate of the weighted average effective tax rate expected for the full year. The total amount presented as income taxes in the income statement is reconciled to the statutory rate, as follows:

	Consolidated
	Three-month period ended September 30,		Nine-month period ended September 30,
	2020	2019	2020	2019
Income before income taxes	19,331	10,327	22,597	2,778
Income taxes at statutory rate - 34%	(6,573)	(3,512)	(7,683)	(945)
Adjustments that affect the basis of taxes:
Tax incentives	2,642	650	4,991	889
Equity results	(10)	33	(110)	289
Addition (reversal) of tax loss carryforward	596	(732)	2,555	(2,643)
Others	(914)	(305)	(1,764)	(871)
Income taxes	(4,259)	(3,866)	(2,011)	(3,281)

c)   Income taxes - Settlement program (“REFIS”)

The balance mainly relates to the settlement program of the claims related to the collection of income tax and social contribution on equity gains of foreign subsidiaries and affiliates from 2003 to 2012. As at September 30, 2020, the balance of R$14,663 (R$1,764 classified as current liabilities and R$12,899 classified as non-current liabilities) is due in 97 remaining monthly installments, bearing the SELIC interest rate (Special System for Settlement and Custody), which is the Brazilian federal funds rate. As at September 30, 2020, the SELIC rate was 2% per annum.

d)   Uncertain tax positions

In 2004, a definitive decision of the Federal Court of Appeals of the 2nd Region (“TRF”) granted to the Company the right to deduct the social security contributions on the net income (“CSLL”) from the taxable corporate income. In 2006, the Brazilian federal tax authorities commenced a rescission action (ação rescisória), seeking the reversal of the 2004 decision. In 2019, “TRF” decided in favor for the rescission action. Appeals were filed and the decisions are pending.

Due to the developments on this proceeding, the Company has decided to not deduct the “CSLL” from the taxable income prospectively from the 2019 year end. The Company determined that, based on its internal and external experts, the uncertainties associated to the deduction of the “CSLL”, which are not recognized in its interim financial statements, totaled R$783 and it is probable that the Company’s treatments will be accepted by the Brazilian tax authority.

26

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

9.        Basic and diluted earnings (loss) per share

The basic and diluted earnings (loss) per share are presented below:

	Three-month period ended September 30,		Nine-month period ended September 30,
	2020	2019	2020	2019
Net income (loss) attributable to Vale's stockholders:
Net income (loss)	15,615	6,542	21,888	(264)

Thousands of shares
Weighted average number of shares outstanding - common shares	5,129,911	5,181,093	5,129,475	5,180,866

Basic and diluted earnings (loss) per share:
Common share (R$)	3.04	1.26	4.27	(0.05)

The Company does not have potential outstanding shares or other instruments with dilutive effect on the earnings per share computation.

10.        Accounts receivable

	Consolidated
	September 30, 2020	December 31, 2019
Accounts receivable	17,255	10,448
Expected credit loss	(253)	(253)
	17,002	10,195

Revenue related to the steel sector - %	88.10%	87.33%

	Consolidated
	Three-month period ended September 30,		Nine-month period ended September 30,
	2020	2019	2020	2019
Impairment of accounts receivable recorded in the income statement	5	(7)	46	(19)

There is no customer that individually represents more than 10% of the Company’s accounts receivable or revenues.

11.        Inventories

	Consolidated
	September 30, 2020	December 31, 2019
Finished products	16,627	10,505
Work in progress	3,652	3,082
Consumable inventory	4,139	3,641
Total	24,418	17,228

	Consolidated
	Three-month period ended September 30,		Nine-month period ended September 30,
	2020	2019	2020	2019
Reversal (provision) for net realizable value	236	94	15	(132)

Finished and work in progress products inventories by segments are presented in note 5(b).

27

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

12.        Other financial assets and liabilities

	Consolidated
	Current		Non-Current
	September 30, 2020	December 31, 2019	September 30, 2020	December 31, 2019
Other financial assets
Assets held for sale (note 13)	470	613	-	-
Restricted cash	-	-	787	609
Loans	17	-	357	350
Derivative financial instruments (note 20)	340	1,160	308	742
Investments in equity securities	-	-	3,522	2,925
Related parties - Loans (note 25)	1,735	1,289	8,964	6,448
	2,562	3,062	13,938	11,074
Other financial liabilities
Derivative financial instruments (note 20)	2,531	377	5,370	1,237
Related parties - Loans (note 25)	4,216	3,951	5,300	3,853
Financial guarantees provided (note 13)	-	-	4,876	2,116
Participative stockholders' debentures	-	-	14,285	10,416
Advance receipts	3,315	1,330	-	-
	10,062	5,658	29,831	17,622

Participative stockholders’ debentures

At the time of its privatization in 1997, the Company issued a total of 388,559,056 debentures to then-existing stockholders, including the Brazilian Government. The debentures’ terms were set to ensure that pre-privatization stockholders would participate in potential future benefits that might be obtained from exploration of mineral resources. This obligation will cease when all the relevant mineral resources are exhausted, sold or otherwise disposed of by the Company.

Holders of participative stockholders’ debentures have the right to receive semi-annual payments equal to an agreed percentage of revenues less value-added tax, transport fee and insurance expenses related to the trading of the products, derived from these mineral resources. On October 1, 2020 (subsequent event), the Company made available for withdrawal as remuneration the amount of R$494, as disclosed on the “Shareholders’ debentures report” made available on the Company’s website

The participative stockholders’ debentures are measured at fair value through profit or loss based on the market approach. To calculate the fair value of the liabilities, the Company uses the weighted average price of the secondary market trades in the last month of the quarter.

13.        Investments in associates and joint ventures

a) Movements during the period

	Consolidated
	Total
	2020	2019
Balance at January 1,	11,278	12,495
Additions (i)	366	285
Translation adjustment	484	148
Equity results in income statement	(323)	850
Equity results in statement of comprehensive income	(9)	(15)
Fair value adjustment (ii)	-	(630)
Dividends declared	(507)	(701)
Others	193	54
Balance at September 30,	11,482	12,486

(i) In 2020, refers mainly to Companhia Siderúrgica do Pecém’s capital increase.

(ii) In 2019, refers to fair value adjustment of the investment in Henan Longyu Energy Resources Co., Ltd., which was transferred later to assets held for sale.

The amount of investments by segments are presented in note 5(b).

28

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

b) Acquisitions and divestitures

Divestment agreement in compliance with PT Vale Indonesia Tbk (“PTVI”) Contract of Work - PTVI, a public company in Indonesia, has an agreement in place with the government of the Republic of Indonesia to operate its mining licenses which includes a commitment to include Indonesian participants in its shareholding structure. Following this commitment, on June 19, 2020, the Company signed together with Sumitomo Metal Mining Co., Ltd. ("SMM"), an agreement for the sale of 20% of their stake in PTVI to PT Indonesia Asahan Aluminium ("PT Inalum”), an Indonesia state-owned enterprise.

On October 7, 2020 (subsequent event), the Company concluded the transaction and received a cash consideration of R$1,560 (US$278 million). After the closing of the transaction, Vale and SMM have a stake of 44.3% and 15%, respectively, totaling a 59.3% interest in PTVI and, therefore, the Company continues consolidating PTVI in its financial statements based on the shareholders’ agreement signed by Vale and SMM at the closing of the transaction.

The transaction with non-controlling interests resulted in a loss of R$1,230, which will be recognized in Stockholders’ equity in the fourth quarter of 2020.

Henan Longyu Energy Resources Co., Ltd (“Henan Longyu”) - In December, 2019, the Company entered into an agreement to sell its 25% interest in Henan Longyu, a company that operates two coal mines in China, for a total amount of R$832 (US$152 million). In August 2020, the conditions precedent of the agreement were concluded and until October 2020, the Company received R$608 (US$110 million) as part of the consideration for the transaction. The payment of the remaining amount is expected by the end of 2020.

Ferrous Resources Limited (“Ferrous”) - On August 1, 2019, the Company acquired 100% of the share capital of Ferrous, a Company that operates iron ore mines nearby to the Company’s operations in Minas Gerais, Brazil for the amount of R$1,986 (US$525 million). The Company acquired Ferrous to obtain access to additional iron ore reserves.

New Steel Global N.V. (“New Steel”) - On January 24, 2019 the Company acquired 100% of the share capital of New Steel for the total amount of R$1,884. New Steel is a company that develops iron ore processing and beneficiating technologies for iron ore through a completely dry process. The consideration paid is mainly attributable to the research and development project for processing and beneficiating iron ore, which are presented as “Intangibles” (note 14).

West III Project – On October 9, 2020 (subsequent event), the Company approved the incorporation of a joint venture with Ningbo Zhoushan Port Company Limited (“Ningbo Zhoushan Port”), to build and operate the project to expand the Shulanghu Port facilities, located in China. The Project secures strategic port capacity in China to further Vale’s shipping and distribution costs optimization.

Vale will own 50% of the joint venture and Vale's capital contribution to the project is estimated to range from R$620 (US$110 million) to R$903 (US$160 million). The construction of the project, which is expected to take up to three years, will start after both parties obtain the anti-trust and other regulatory approvals in China.

c) Financial guarantees provided

As of September 30, 2020, the notional value of corporate financial guarantees provided by Vale (within the limit of its direct or indirect interest) for certain associates and joint ventures were R$8,540 (R$6,671 on December 31, 2019). The fair value of these financial guarantees is shown in note 12.

29

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

Investments in associates and joint ventures (continued)

			Consolidated
			Investments in associates and joint ventures		Equity results in the income statement				Dividends received
					Three-month period ended September 30,		Nine-month period ended September 30,		Three-month period ended September 30,		Nine-month period ended September 30,
Associates and joint ventures	% ownership	% voting capital	September 30, 2020	December 31, 2019	2020	2019	2020	2019	2020	2019	2020	2019
Ferrous minerals
Baovale Mineração S.A.	50.00	50.00	118	102	5	5	16	26	2	1	2	1
Companhia Coreano-Brasileira de Pelotização	50.00	50.00	258	354	11	57	36	161	-	-	89	126
Companhia Hispano-Brasileira de Pelotização (i)	50.89	50.89	224	284	25	50	41	129	-	-	72	148
Companhia Ítalo-Brasileira de Pelotização (i)	50.90	51.00	251	262	(2)	49	49	106	-	-	119	109
Companhia Nipo-Brasileira de Pelotização (i)	51.00	51.11	646	605	-	107	40	301	-	-	-	182
MRS Logística S.A.	48.16	46.75	2,074	1,999	65	110	133	211	-	-	-	-
VLI S.A.	37.60	37.60	3,164	3,273	(3)	(22)	(95)	8	8	-	8	-
Zhuhai YPM Pellet Co.	25.00	25.00	130	91	-	-	-	-	-	-	-	-
			6,865	6,970	101	356	220	942	10	1	290	566
Base metals
Korea Nickel Corp.	25.00	25.00	91	56	(3)	-	(2)	(2)	-	-	-	-
			91	56	(3)	-	(2)	(2)	-	-	-	-
Coal
Henan Longyu Energy Resources Co., Ltd.	25.00	25.00	-	-	-	-	-	(6)	-	-	-	-
			-	-	-	-	-	(6)	-	-	-	-
Others
Aliança Geração de Energia S.A. (i)	55.00	55.00	1,879	1,894	27	9	111	100	-	-	126	111
Aliança Norte Energia Participações S.A. (i)	51.00	51.00	622	646	(9)	16	(24)	21	-	-	-	-
California Steel Industries, Inc.	50.00	50.00	1,306	975	(44)	7	(46)	109	-	-	-	83
Companhia Siderúrgica do Pecém (ii)	50.00	50.00	-	-	-	(285)	(364)	(285)	-	-	-	-
Mineração Rio do Norte S.A.	40.00	40.00	345	393	27	22	(28)	35	-	-	-	-
Others			374	344	(129)	(26)	(190)	(64)	-	-	3	2
			4,526	4,252	(128)	(257)	(541)	(84)	-	-	129	196
Total			11,482	11,278	(30)	99	(323)	850	10	1	419	762

(i) Although the Company held a majority of the voting capital, the entities are accounted under the equity method due to the stockholders' agreement where relevant decisions are shared with other parties.

(ii) Companhia Siderúrgica do Pecém (“CSP”) is a joint venture and its results are accounted for under the equity method, in which the accumulated losses are capped to the Company ́s interest in the investee’s capital based on the applicable law and requirements. That is, after the investment is reduced to zero, the Company does not recognize further losses nor liabilities associated with the investee.

30

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

14.        Intangibles

a) Movements during the period

	Consolidated
	Goodwill	Concessions	Contract right	Software	Research and development project and patents	Total
Balance at December 31, 2019	14,628	16,005	563	304	2,757	34,257
Additions	-	629	-	62	-	691
Disposals	-	(25)	-	(1)	-	(26)
Amortization	-	(683)	(4)	(84)	-	(771)
Translation adjustment	2,935	-	171	51	(1)	3,156
Balance at September 30, 2020	17,563	15,926	730	332	2,756	37,307
Cost	17,563	20,969	1,274	3,965	2,756	46,527
Accumulated amortization	-	(5,043)	(544)	(3,633)	-	(9,220)
Balance at September 30, 2020	17,563	15,926	730	332	2,756	37,307

	Consolidated
	Goodwill	Concessions	Contract right	Software	Research and development project and patents (i)	Total
Balance at December 31, 2018	14,155	15,737	530	428	-	30,850
Additions	-	1,054	-	125	-	1,179
Disposals	-	(54)	-	(1)	-	(55)
Amortization	-	(755)	(5)	(220)	-	(980)
Acquisition of subsidiary	-	12	-	6	2,757	2,775
Translation adjustment	721	47	46	16	-	830
Balance at September 30, 2019	14,876	16,041	571	354	2,757	34,599
Cost	14,876	20,357	853	3,805	2,757	42,648
Accumulated amortization	-	(4,316)	(282)	(3,451)	-	(8,049)
Balance at September 30, 2019	14,876	16,041	571	354	2,757	34,599

(i) Refers mainly to the acquisition of New Steel Global N.V. (note 13b).

b) Early extensions of railway concessions

In 2018, the Company started the process for early extensions, for an additional period of 30 years, of the concession contracts for the Estrada de Ferro Vitória a Minas (“EFVM”) and the Estrada de Ferro Carajás (“EFC”), both granted until June 2027.

On July 29, 2020, the Federal Court of Audit approved to submit the proceedings of the anticipated renewal of the railway concessions to the National Land Transportation Agency (“ANTT”) and the Ministry of Infrastructure, for the evaluation of the technical studies and other legal documents related to the early extensions. After evaluating the proposed terms and conditions, the Company will submit the proposal, with the required counterparts, to its Board of Directors.

31

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

15.       Property, plant and equipment

a) Movements during the period

	Consolidated
	Land	Building	Facilities	Equipment	Mineral properties	Right of use assets	Others	Constructions in progress	Total
Balance at December 31, 2019	2,881	40,256	38,713	22,921	33,302	6,819	25,201	17,640	187,733
Additions (i)	-	-	-	-	-	196	-	14,107	14,303
Disposals	(4)	(31)	(194)	(8)	(38)	-	(47)	(161)	(483)
Assets retirement obligation	-	-	-	-	1,912	-	-	-	1,912
Depreciation, depletion and amortization	-	(1,677)	(1,879)	(2,802)	(1,839)	(671)	(1,783)	-	(10,651)
Impairment (ii)	(14)	(802)	(1,653)	(78)	(785)	(3)	(439)	(800)	(4,574)
Translation adjustment	404	3,974	2,939	4,704	8,279	2,072	1,886	1,782	26,040
Transfers	155	782	1,709	1,772	1,769	-	1,264	(7,451)	-
Balance at September 30, 2020	3,422	42,502	39,635	26,509	42,600	8,413	26,082	25,117	214,280
Cost	3,422	76,989	60,690	57,356	90,981	10,392	50,766	25,117	375,713
Accumulated depreciation	-	(34,487)	(21,055)	(30,847)	(48,381)	(1,979)	(24,684)	-	(161,433)
Balance at September 30, 2020	3,422	42,502	39,635	26,509	42,600	8,413	26,082	25,117	214,280

	Consolidated
	Land	Building	Facilities	Equipment	Mineral properties	Right of use assets	Others	Constructions in progress	Total
Balance at December 31, 2018	2,459	42,434	43,536	24,826	32,931	-	28,175	13,120	187,481
Effects of IFRS 16/CPC 06 (R2) adoption	-	-	-	-	-	6,978	-	-	6,978
Additions (i)	-	-	-	-	-	436	-	10,734	11,170
Disposals	(85)	(308)	(143)	(206)	(627)	(24)	(819)	(53)	(2,265)
Assets retirement obligation	-	-	-	-	1,165	-	-	-	1,165
Depreciation, depletion and amortization	-	(1,527)	(1,908)	(2,504)	(1,753)	(548)	(1,926)	-	(10,166)
Acquisition of subsidiary (iii)	233	56	156	173	1,044	6	2	186	1,856
Translation adjustment	43	1,047	925	1,060	2,228	416	602	972	7,293
Transfers	7	684	981	2,735	1,453	-	2,099	(7,959)	-
Balance at September 30, 2019	2,657	42,386	43,547	26,084	36,441	7,264	28,133	17,000	203,512
Cost	2,657	74,581	70,636	51,751	72,663	7,812	48,321	17,000	345,421
Accumulated depreciation	-	(32,195)	(27,089)	(25,667)	(36,222)	(548)	(20,188)	-	(141,909)
Balance at September 30, 2019	2,657	42,386	43,547	26,084	36,441	7,264	28,133	17,000	203,512

(i) Includes capitalized borrowing costs.

(ii) Includes the impairment of VNC assets, Simões Filho and Biopalma.

(iii) Refers mainly to the acquisition of Ferrous (note 13b).

b) Right-of-use assets (Leases)

	December 31, 2019	Additions and contract modifications	Depreciation	Translation adjustment	September 30, 2020
Ports	2,958	3	(158)	1,013	3,816
Vessels	2,341	-	(208)	936	3,069
Pellets plants	676	156	(138)	-	694
Properties	521	18	(104)	22	457
Energy plants	250	-	(28)	88	310
Locomotives	-	11	-	-	11
Mining equipment	73	5	(35)	13	56
Total	6,819	193	(671)	2,072	8,413

c) Guarantees

There are no material changes to the net book value of consolidated property, plant and equipment pledged to secure judicial claims and loans and borrowings (note 16) compared to those disclosed in the financial statements as at December 31, 2019.

32

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

16.       Loans, borrowings, cash and cash equivalents and short-term investments

a)       Net debt

The Company evaluates the net debt with the objective of ensuring the continuity of its business in the long term.

	Consolidated
	September 30, 2020	December 31, 2019
Debt contracts in the international markets	67,971	42,298
Debt contracts in Brazil	7,864	10,327
Total of loans and borrowings	75,835	52,625

(-) Cash and cash equivalents	49,889	29,627
(-) Short-term investments	707	3,329
Net debt	25,239	19,669

b)    Cash and cash equivalents

Cash and cash equivalents include cash, immediately redeemable deposits and short-term investments with an insignificant risk of change in value. They are readily convertible to cash, being R$14,294 denominated in R$, indexed to the Brazilian Interbank Interest rate (“DI Rate”or”CDI”), R$34,642 denominated in US$ and R$953 denominated in other currencies.

c)     Short-term investments

At September 30, 2020, the balance of R$707 is substantially comprised of investments in an exclusive investment fund immediately liquid, whose portfolio is composed of committed transactions and Financial Treasury Bills (“LFTs”), which are floating-rate securities issued by the Brazilian government. At December 31, 2019, the balance of R$3,329 is mainly comprised of investments directly in LFTs.

d)        Loans, borrowings and leases

i) Total debt

	Consolidated
	Current liabilities		Non-current liabilities
	September 30, 2020	December 31, 2019	September 30, 2020	December 31, 2019
Debt contracts in the international markets
Floating rates in:
US$	946	456	16,499	11,294
EUR	-	-	1,323	907
Fixed rates in:
US$	78	593	42,694	24,506
EUR	-	-	4,960	3,398
Other currencies	3	56	582	427
Accrued charges	886	645	-	16
	1,913	1,750	66,058	40,548
Debt contracts in Brazil
Floating rates in:
R$, indexed to TJLP, TR, IPCA, IGP-M and CDI	2,170	2,620	5,014	6,759
Basket of currencies and US$ indexed to LIBOR	252	177	126	226
Fixed rates in:
R$	111	174	98	181
Accrued charges	93	174	-	16
	2,626	3,145	5,238	7,182
Total	4,539	4,895	71,296	47,730

33

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

Future flows of debt payments, principal and interest

	Consolidated
	Principal	Estimated future interest payments (i)
2020	332	783
2021	3,626	3,640
2022	6,794	3,408
2023	6,721	3,252
Between 2024 and 2028	24,461	12,751
2029 onwards	32,922	15,895
Total	74,856	39,729

(i) Based on interest rate curves and foreign exchange rates applicable as at September 30, 2020 and considering that the payments of principal will be made on their contracted payments dates. The amount includes the estimated interest not yet accrued and the interest already recognized in the interim financial statements.

Average annual interest rates by currency

	Consolidated
	Average interest rate (i)	Total debt
Loans and borrowings
US$	4.85%	61,304
R$ (ii)	8.89%	7,484
EUR (iii)	3.79%	6,455
Other currencies	3.46%	592
		75,835

(i) In order to determine the average interest rate for debt contracts with floating rates, the Company used the rate applicable at September 30, 2020.

(ii) R$ denominated debt that bears interest at IPCA, IGP, CDI, TR or TJLP, plus spread. For a total of R$6,949 the Company entered into derivative transactions to mitigate the exposure to the cash flow variations of the floating rate debt denominated in R$, resulting in an average cost of 2.97% per year in US$.

(iii) Eurobonds, for which the Company entered into derivatives to mitigate the exposure to the cash flow variations of the debt denominated in EUR, resulting in an average cost of 4.29% per year in US$.

Credit and financing lines

As a precautionary measure in order to increase the Company’s cash position due to the uncertainties resulting from the COVID-19 pandemic, Vale drew down its revolving credit lines in March 2020. These credit lines were fully paid in September 2020. Therefore as at September 30, 2020, the total amount available under credit lines is R$26,997 (US$5 billion), of which R$10,799 (US$2 billion) maturing in June 2022 and R$16,198 (US$3 billion) maturing in December 2024.

Funding

In July 2020, the Company issued through Vale Overseas Limited guaranteed notes due July 2030 totaling R$8,214 (US$1,500 million). The notes bear 3.750% coupon per year, payable semi-annually, and were sold at a price of 99.176% of the principal amount.

Covenants

Some of the Company’s debt agreements with lenders contain financial covenants. The primary financial covenants in those agreements require maintaining certain ratios, such as debt to EBITDA (Earnings before Interest Taxes, Depreciation and Amortization) and interest coverage. The Company has not identified any instances of noncompliance as at September 30, 2020.

34

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

Reconciliation of debt to cash flows arising from financing activities

Consolidated
Loans and borrowings
December 31, 2019	52,625
Additions	34,004
Repayments	(31,674)
Interest paid	(3,126)
Cash flow from financing activities	(796)

Effect of exchange rate	21,189
Interest accretion	2,817
Non-cash changes	24,006

September 30, 2020	75,835

ii) Lease liabilities

	December 31, 2019	Additions and contract modifications	Payments (i)	Interest (ii)	Translation adjustment	September 30, 2020
Ports	3,023	3	(283)	113	1,058	3,914
Vessels	2,343	-	(270)	106	883	3,062
Pellets plants	705	156	(38)	12	-	835
Properties	614	18	(58)	10	109	693
Energy plants	282	-	(7)	4	65	344
Locomotives	154	11	(47)	11	68	197
Mining equipment	97	5	(23)	5	18	102
Total	7,218	193	(726)	261	2,201	9,147

(i) The total amount of the variable lease payments not included in the measurement of lease liabilities, which have been recognized straight to the income statement, for the three and nine-month periods ended September 30, 2020 was R$54 and R$253, respectively, and for the three and nine-month periods ended September 30, 2019 was R$729 and R$1,921, respectively.

(ii) The interest accretion recognized in the income statement is disclosed in note 7.

Annual minimum payments

	2020	2021	2022	2023	2024 onwards	Total
Ports	23	124	124	124	3,249	3,644
Vessels	96	367	361	350	2,617	3,791
Pellets plants	141	141	124	34	389	829
Properties	73	147	96	73	226	615
Energy plants	6	34	34	34	350	458
Locomotives	11	51	51	51	130	294
Mining equipment	6	34	28	17	11	96
Total	356	898	818	683	6,972	9,727

The amounts in the table above presents the undiscounted lease obligation by maturity date. The lease liability disclosed as “Loans and borrowings” in the balance sheet is measured at the present value of such obligations.

e) Guarantees

As at September 30, 2020 and December 31, 2019, loans and borrowings are secured by property, plant and equipment in the amount of R$897 and R$887, respectively. The securities issued through Vale’s wholly-owned finance subsidiary Vale Overseas Limited are fully and unconditionally guaranteed by Vale.

35

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

17.       Liabilities related to associates and joint ventures

On November 5, 2015, a rupture occurred in the Fundão tailings dam, in Mariana (State of Minas Gerais), operated by Samarco Mineração S.A. (“Samarco”), a joint venture controlled by Vale S.A. and BHP Billiton Brasil Ltda. (“BHP Brasil”). In March 2016, Samarco and its shareholders entered into a Framework Agreement with governmental authorities, in which Samarco, Vale and BHP Brasil agreed to establish the Renova Foundation, an entity responsible to develop and implement 42 long-term mitigation and compensation programs. In addition, the Company has a provision of R$1,001 for the de-characterization of the Germano dam.

On October 25, 2019, Samarco obtained the Corrective Operation License for its operating activities in the Germano Complex. Following this authorization, Samarco has obtained all environmental licenses required to restart its operations and expects to start the gradual resumption of its operations at the end of 2020.

Movements during the period

	Consolidated
	2020	2019
Balance at January 1,	6,853	4,346
Provision increase	2,939	2,470
Payments	(1,586)	(729)
Present value valuation	169	397
Balance at September 30,	8,375	6,484

	September 30, 2020	December 31, 2019
Current liabilities	3,880	2,079
Non-current liabilities	4,495	4,774
Liabilities	8,375	6,853

Renova Foundation

During the second quarter of 2020, Fundação Renova reviewed the assumptions used on the preparation of the estimates incorporated into the mitigation and compensation programs. The periodic review, resulted in an additional provision of R$2,939 for the Company, which corresponds to its portion of the responsibility to support the Renova Foundation. The contingencies related to the Fundão dam rupture are disclosed in note 22.

Samarco’s working capital

In addition to the provision, Vale may provide a short-term credit facility up to R$1,201 (US$213 million), to support Samarco’s cash requirements, of which R$594 (US$119 million) has already been made available during the nine-month period ended September 30, 2020. This amount was recognized in Vale´s income statement as an expense in “Equity results and other results in associates and joint ventures”.

Insurance

Since the Fundão dam rupture, the Company has been negotiating with insurers the indemnification payments based on its general liability policies. During 2020, the Company received payments in the amount of R$75 (US$14 million) and recognized a gain in the income statement as “Equity results and other results in associates and joint ventures”.

36

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

Critical accounting estimates and judgments

Under Brazilian legislation and the terms of the joint venture agreement, Vale does not have an obligation to provide funding to Samarco. Accordingly, Vale’s investment in Samarco was fully impaired and no provision was recognized in relation to the Samarco’s negative equity.

The provision related to Renova Foundation requires the use of assumptions that may be mainly affected by: (i) changes in scope of work required under the Framework Agreement as a result of further technical analysis and the ongoing negotiations with the Federal Prosecution Office, (ii) resolution of uncertainty in respect of the resumption of Samarco´s operations; (iii) updates of the discount rate; and (iv) resolution of existing and potential legal claims.

Moreover, the main critical assumptions and estimates applied in the Germano dam provision considers, among others: (i) volume of the waste to be removed based on historical data available and interpretation of the enacted laws and regulations; (ii) location availability for the tailings disposal; and (iii) acceptance by the authorities of the proposed engineering methods and solution.

As a result, future expenditures may differ from the amounts currently provided and changes to key assumptions could result in a material impact to the amount of the provision in future reporting periods. At each reporting period, the Company reassess the key assumptions used by Samarco in the preparation of the projected cash flows and adjust the provision, if required.

18.       Financial instruments classification

	Consolidated
	September 30, 2020				December 31, 2019
Financial assets	Amortized cost	At fair value through OCI	At fair value through profit or loss	Total	Amortized cost	At fair value through OCI	At fair value through profit or loss	Total
Current
Cash and cash equivalents	49,889	-	-	49,889	29,627	-	-	29,627
Short-term investments	-	-	707	707	-	-	3,329	3,329
Derivative financial instruments	-	-	340	340	-	-	1,160	1,160
Accounts receivable	16,934	-	68	17,002	9,885	-	310	10,195
Related parties	1,735	-	-	1,735	1,289	-	-	1,289
	68,558	-	1,115	69,673	40,801	-	4,799	45,600
Non-current
Judicial deposits	11,504	-	-	11,504	12,629	-	-	12,629
Restricted cash	787	-	-	787	609	-	-	609
Derivative financial instruments	-	-	308	308	-	-	742	742
Investments in equity securities	-	3,522	-	3,522	-	2,925	-	2,925
Loans	357	-	-	357	350	-	-	350
Related parties	8,964	-	-	8,964	6,448	-	-	6,448
	21,612	3,522	308	25,442	20,036	2,925	742	23,703
Total of financial assets	90,170	3,522	1,423	95,115	60,837	2,925	5,541	69,303

Financial liabilities
Current
Suppliers and contractors	17,478	-	-	17,478	16,556	-	-	16,556
Derivative financial instruments	-	-	2,531	2,531	-	-	377	377
Loans, borrowings and leases	5,775	-	-	5,775	5,805	-	-	5,805
Interest on capital	-	-	-	-	6,333	-	-	6,333
Related parties	4,216	-	-	4,216	3,951	-	-	3,951
Advance receipts	3.315	-	-	3.315	1.330	-	-	1.330
	30,784	-	2,531	33,315	33,975	-	377	34,352
Non-current
Derivative financial instruments	-	-	5,370	5,370	-	-	1,237	1,237
Loans, borrowings and leases	79,207	-	-	79,207	54,038	-	-	54,038
Related parties	5,300	-	-	5,300	3,853	-	-	3,853
Participative stockholders' debentures	-	-	14,285	14,285	-	-	10,416	10,416
Financial guarantees	-	-	4,876	4,876	-	-	2,116	2,116
	84,507	-	24,531	109,038	57,891	-	13,769	71,660
Total of financial liabilities	115,291	-	27,062	142,353	91,866	-	14,146	106,012

37

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

19.        Fair value estimate

a)	Assets and liabilities measured and recognized at fair value

	Consolidated
	September 30, 2020				December 31, 2019
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Short-term investments	707	-	-	707	3,329	-	-	3,329
Derivative financial instruments	-	525	123	648	-	1,806	96	1,902
Accounts receivable	-	68	-	68	-	310	-	310
Investments in equity securities	3,522	-	-	3,522	2,925	-	-	2,925
Total	4,229	593	123	4,945	6,254	2,116	96	8,466

Financial liabilities
Derivative financial instruments	-	7,245	656	7,901	-	1,130	484	1,614
Participative stockholders' debentures	-	14,285	-	14,285	-	10,416	-	10,416
Financial guarantees	-	4,876	-	4,876	-	2,116	-	2,116
Total	-	26,406	656	27,062	-	13,662	484	14,146

The methods and techniques of evaluation used to measure the fair value of assets and liabilities are described in note 27g. The fair value of derivatives within level 3 is estimated using discounted cash flows and option model valuation techniques with unobservable inputs of discount rates, stock prices and commodities prices.

There were no transfers between Level 1 and Level 2, or between Level 2 and Level 3 for the nine-month period ended September 30, 2020.

Changes in Level 3 assets and liabilities during the period

	Consolidated
	Derivative financial instruments
	Financial assets	Financial liabilities
Balance at December 31, 2019	96	484
Gain and losses recognized in income statement	27	172
Balance at September 30, 2020	123	656

b)	Fair value of financial instruments not measured at fair value

	Consolidated
Financial liabilities	Balance	Fair value	Level 1	Level 2
September 30, 2020
Debt principal	74,856	84,345	58,167	26,178

December 31, 2019
Debt principal	51,774	58,784	36,208	22,576

Due to the short-term cycle, the fair value of cash and cash equivalents balances, financial investments, accounts receivable and accounts payable approximate their book values.

38

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

20.       Derivative financial instruments

a)	Derivatives effects on statement of financial position

	Consolidated
	Assets
	September 30, 2020		December 31, 2019
	Current	Non-current	Current	Non-current
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	-	-	53	-
IPCA swap	28	186	337	474
Pre-dollar swap	-	-	78	31
Forward transactions	-	-	6	-
	28	186	474	505
Commodities price risk
Gasoil, Brent and freight	279	10	80	-

Others	33	112	606	237
	33	112	606	237
Total	340	308	1,160	742

	Consolidated
	Liabilities
	September 30, 2020		December 31, 2019
	Current	Non-current	Current	Non-current
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	735	3,675	196	322
IPCA swap	514	646	52	150
Eurobonds swap	27	142	24	117
Pre-dollar swap	348	513	32	148
Libor swap	8	54	-	-
Forward transactions	97	-	-	-
	1,729	5,030	304	737
Commodities price risk
Gasoil, Brent and freight	483	-	29	-

Others	319	340	44	500
Total	2,531	5,370	377	1,237

b)	Effects of derivatives on the income statement, cash flow and other comprehensive income

	Consolidated
	Gain (loss) recognized in the income statement
	Three-month period ended September 30,		Nine-month period ended September 30,
	2020	2019	2020	2019
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	(312)	(423)	(4,407)	(386)
IPCA swap	(316)	191	(1,528)	300
Eurobonds swap	137	(128)	30	(211)
Pre-dollar swap	(310)	(101)	(1,117)	(113)
Libor swap	(30)	-	(58)	-
	(831)	(461)	(7,080)	(410)
Commodities price risk
Gasoil, Brent and freight	200	(4)	(898)	103

Others (i)	(420)	157	112	594
	(420)	157	112	594
Total	(1,051)	(308)	(7,866)	287

(i) Mainly refers to the recognition in the current quarter of the fair value adjustment on the embedded derivative due to the renewal of a contract that guarantees a minimum return on a certain investment (note 27f ).

39

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

	Consolidated
	Financial settlement inflows (outflows)
	Three-month period ended September 30,		Nine-month period ended September 30,
	2020	2019	2020	2019
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	(343)	(614)	(591)	(1,014)
IPCA swap	-	-	1	(101)
Eurobonds swap	-	-	(24)	(19)
Pre-dollar swap	(176)	(9)	(234)	46
Libor swap	3	-	(1)	-
	(516)	(623)	(849)	(1,088)
Commodities price risk
Gasoil, Brent and freight	(183)	2	(880)	2

Others (i)	27	259	1,791	269
Total	(672)	(362)	62	(817)

(i) Includes the settlement of the nickel hedge program in the amount of R$1,412 on April 1, 2020.

Hedge in foreign operations

The Company uses financial instruments to protect its exposure to certain market risks arising from operating, financing and investment activities. The Company adopts net investment and cash flow hedge:

Net investments hedge

In January 2017, the Company implemented hedge accounting for the foreign currency risk arising from Vale S.A.’s net investments in Vale International S.A. and Vale Holding BV. Under the hedge accounting program, the Company’s debt denominated in U.S. dollars and Euros serves as a hedge instrument for these investments. As at September 30, 2020, the carrying value of the debts designated as instrument hedge of these investments are R$12,296 (US$2,180 million) and R$4,960 (EUR750 million). With the program, the impact of exchange rate variations on debt denominated in U.S. dollars and Euros has been partially recorded in other comprehensive income in the “Cumulative translation adjustments”.

Cash flow hedge

In 2019, to reduce the volatility of its future cash flows arising from changes in nickel prices, the company implemented a Nickel Revenue Hedging Program. Under this program, hedge operations were executed using option contracts to protect a portion of the highly probable forecast sales at floating prices, thus establishing a cushion to guarantee prices above our Nickel Average Unit Cash Cost and investments for the hedged volumes. In April 2020, the hedge program was fully settled to increase the Company’s cash position due to the COVID-19 pandemic. The cumulative gain recognized in the cash flow hedge reserve until the settlement of the option contracts are being reclassified to the income statement as the Company recognizes the revenue from nickel sales (hedged item).

	Consolidated
	Gain (loss) recognized in the other comprehensive income
	Three-month period ended September 30,		Nine-month period ended September 30,
	2020	2019	2020	2019
Net investments hedge	(459)	(630)	(3,485)	(546)
Cash flow hedge	(299)	(4)	(291)	(4)

40

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

c)	Maturity of the derivative financial instruments

Last maturity dates
Currencies and interest rates	September 2029
Palladium	March 2021
Nickel	December 2021
Brent	June 2021
Gasoil	December 2020
Others	December 2027

21.        Provisions

	Consolidated
	Current liabilities		Non-current liabilities
	September 30, 2020	December 31, 2019	September 30, 2020	December 31, 2019
Payroll, related charges and other remunerations	3,828	3,183	-	-
Onerous contracts	274	229	4,798	3,489
Environmental obligations	519	587	1,316	980
Asset retirement obligations (i)	665	638	19,219	15,323
Provisions for litigation (note 22)	-	-	6,295	5,895
Employee postretirement obligations (note 23)	446	319	12,263	8,546
Provisions	5,732	4,956	43,891	34,233

(i)	The Company has issued letters of credit and surety bonds for R$2,442 as at September 30, 2020 in connection with the Asset retirement obligations for its Base Metals operations.

22.        Litigations

a)	Provision for legal proceedings

The Company recognizes provisions for probable losses of which a reliable estimate can be made. The Company has considered all information available to assess the likelihood of an outflow of resources and in the preparation on the estimate of the costs that may be required to settle the obligations.

	Consolidated
	Tax litigation	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision
Balance at December 31, 2019	2,804	1,213	1,835	43	5,895
Additions and reversals, net	89	226	57	9	381
Payments	(66)	(64)	(230)	-	(360)
Indexation and interest	72	78	88	3	241
Translation adjustment	133	4	1	-	138
Balance at September 30, 2020	3,032	1,457	1,751	55	6,295

	Consolidated
	Tax litigation (i)	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision
Balance at December 31, 2018	2,680	644	1,921	13	5,258
Additions and reversals, net (ii)	49	640	350	18	1,057
Payments	(69)	(145)	(412)	-	(626)
Indexation and interest	15	135	50	5	205
Translation adjustment	32	(10)	13	-	35
Balance at September 30, 2019	2,707	1,264	1,922	36	5,929

(i) Includes amounts regarding to social security claims that were classified as labor claims.

(ii) Includes the change in the expected outcome of probable loss of the lawsuit related to the accident of ship loaders, at the Praia Mole maritime terminal, in Espírito Santo.

41

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

b)	Contingent liabilities

As at September 30, 2020, the contingent liabilities for which the likelihood of loss is not considered remote, are presented as follows:

	Consolidated
	September 30, 2020	December 31, 2019
Tax litigations	38,082	33,839
Civil litigations	6,387	6,116
Labor litigations	2,909	3,116
Environmental litigations	4,633	4,410
Brumadinho event	767	635
Total	52,778	48,116

i - Tax litigations - Refers to proceedings for: (i) corporate income tax (“IRPJ”) and social contributions on the net income (“CSLL”), (ii) PIS and COFINS tax credits, (iii) value added tax on the services and circulation of goods (“ICMS”), (iv) the mining royalty known as CFEM (Compensação Financeira pela Exploração de Recursos Minerais). The variation in the contingent liability for the nine-month period ended September 30, 2020 is mainly due to new proceedings related to CFEM, ICMS and PIS, associated with the changes in the stage of the proceedings and monetary updates of the judicial claims under discussion.

ii - Civil litigations - Refers to lawsuits for: (i) indemnities for losses, payments and contractual fines due to contractual imbalance or non-compliance that are alleged by suppliers, and (ii) land claims referring to real estate Vale's operational activities.

iii - Labor litigations - Refers to lawsuits for individual claims by in-house employees and service providers, primarily involving demands for additional compensation for overtime work, moral damages or health and safety conditions.

iv - Environmental litigations - Refers mainly to proceedings for environmental damages and issues related to environmental licensing.

c)	Judicial deposits

	Consolidated
	September 30, 2020	December 31, 2019
Tax litigations	5,099	5,152
Civil litigations	342	346
Labor litigations	907	992
Environmental litigations	214	163
Brumadinho event (note 4)	4,942	5,976
Total	11,504	12,629

d)	Guarantees contracted for legal proceedings

In addition to the above-mentioned tax, civil, labor and environmental judicial deposits, the Company contracted R$9.7 billion in guarantees for its lawsuits, as an alternative to judicial deposits. Additionally, the Company contracted guarantees in the amount of R$5.8 billion in connection with the Brumadinho event, which were presented in court according to agreements with Treasury Court of Minas Gerais and Public Prosecutor's Office.

e)	Contingencies related to Samarco accident

As disclosed by the Company in note 28 to the Financial Statements for the year ended December 31, 2019 and in previous Financial Statements, Vale is involved in several legal proceedings and investigations relating to the rupture of Samarco's tailings dam.

These proceedings include public civil actions brought by Brazilian authorities and multiple proceedings involving claims for significant amounts of damages and remediation measures. The Company expects the Framework Agreements to represent the settlement of the public civil action brought by the MPF and other related proceedings. There are also putative securities class actions in the United States against Vale and some of its current and former officers and a criminal proceeding in Brazil. The main updates regarding the lawsuits in the period were as follows:

42

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

(e.i) Public Civil Action filed by the Federal Government and others and public civil action filed by the Federal Public Ministry ("MPF")

The Framework Agreement established a possible renegotiation of Renova Foundation's reparation programs upon the completion of studies carried by specialist engaged by the Public Prosecutor's Office in this process. The studies of the aforementioned specialists have not yet been concluded and, therefore, these negotiations have not started. In October 2020, MPF required the continuance of its public civil action of R$155 billion due to a deadlock in the hiring of Technical Assistants. The request will still be analyzed by the Judge of the 12th Federal Court after a statement by Samarco and its shareholders Vale and BHP. Depending on the conclusion of those experts and the decision to be issued in this regard, the Company may recognize additional provisions to comply with the requirements set the Framework Agreement.

(e.ii) Class Actions in the United States

In March 2017, the holders of securities issued by Samarco Mineração S.A. filed a collective action in the New York Federal Court against Samarco, Vale, BHP Billiton Limited, BHP Billiton PLC and BHP Brasil Ltda. based on U.S. Federal Securities laws.

After the appeal filed by the Plaintiff, the judgment is expected to be scheduled. The New York State Court of Appeals may rule the case during 2020. Based on the assessment of the Company´s legal consultants, Vale has good arguments to oppose the appeal. Therefore, the expectation of loss of this case is classified as possible. However, considering the phase of the class action, it is not possible at this time to reliably estimate the amount of an eventual loss.

(e.iii) Class actions filed by holders of American Depositary Receipts

Vale and some of its executives have been named as defendants in class actions relating to securities before the New York Federal Court, filed by investors holding American Depositary Receipts ("ADRs") issued by the Company, based on the U.S. Federal Securities laws.

In June 2020, the case was closed as a result of the agreement reached by the parties, whereby the defendants agreed to pay the amount of R$137, which was accepted by the Court. This amount was recognized in income as "Equity in earnings of affiliates and joint ventures.

(e.iv) Criminal proceeding

In September 2019, the federal court of Ponte Nova dismissed all criminal charges against Vale representatives relating to the first group of charges, but the second group of charges against Vale S.A. and one of the Company’s employees remains ongoing. In March 2020, the judge scheduled a number of hearings to collect defense witnesses’ testimonies and intent letters were issued for the same purpose. The Company cannot estimate when a final decision on the case will be issued.

f) Contingent Assets

(f.i) Compulsory Loan

In 2015, the Company requested for the enforcement of the judicial decision related to a favorable unappealable decision which partially recognized its right to refund the differences of monetary adjustments and interests due over to the third convertible bonds issued by Eletrobrás shares in the period within 1987 to 1993. In November 2019, the Company requested for the payment recognized by Eletrobrás as due and such requirement was granted by the court. In August 2020, the Company received R$301 and the remaining amount are estimated at R$380 is still under evaluation and, therefore, the asset was not recognized in the Company's interim financial statements.

(f.ii) ICMS in the PIS and COFINS calculation basis

Vale has been discussing the issue regarding the exclusion of ICMS in PIS and COFINS tax basis in two judicial proceedings, related to taxable events after December 2001.  In one of the proceedings, the company has obtained a definitive favorable decision (res judicata). In the second proceeding the current decision is also favorable to the Company, but this proceeding has not reached the res judicata yet. The gain from both proceedings are estimated at R$600. However, Vale is waiting for a final decision on the leading case that will be issued by Supreme Court, that may impact the outcome of these proceedings or the method of measuring this asset. Therefore, the Company did not record this asset in its interim financial statement.

43

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

(f.iii) Tax Litigation in Canada

Vale Canada Limited ("VCL") and the Canadian tax agency, affiliated with the Canadian Department of Justice, have signed an agreement on a tax dispute related to the tax treatment of receipts and expenses incurred by the VCL in merger and acquisition transactions that occurred in 2006. In 2019, the Company recognized an asset in the amount of R$889 (CAD221 million), which corresponded to the amount due from the income tax refund, including estimated interest. In 2020, the Company recognized an additional amount of R$84 (CAD21 million) related to interest. The total amount has been paid in full to the company.

(f.iv) Arbitration related to Simandou

In 2010, the Company acquired a 51% interest in BSG Resources Limited G ("BSGR"), which held concession rights and permits for iron ore exploration in the Republic of Guinea. In 2014, the Republic of Guinea revoked these concessions based on evidence that BSGR had obtained them through bribery of Guinean government officials. The Republic of Guinea did not make any finding of any involvement or responsibility on Vale’s part.

The arbitral tribunal in London ruled in Vale’s favor and ordered BSGR to pay to Vale the amount of approximately R$11,281 (US$2 billion) (with interest and costs). BSGR went into administration in March 2018, and Vale has commenced legal proceedings against BSGR before courts in London, England and in the United States District Court for the Southern District of New York to enforce the arbitral award against BSGR.

Vale intends to pursue the enforcement of the award and collection of the amounts due by all legally available means, but since there can be no assurance as to the timing and amount of any collections, the asset was not recognized in its interim financial statements.

23.       Employee post-retirement obligations

Reconciliation of net liabilities recognized in the statement of financial position

	Consolidated
	September 30, 2020			December 31, 2019
	Overfunded pension plans	Underfunded pension plans	Other benefits	Overfunded pension plans	Underfunded pension plans	Other benefits
Amount recognized in the statement of financial position
Present value of actuarial liabilities	(15,428)	(25,005)	(8,379)	(16,148)	(17,818)	(6,066)
Fair value of assets	19,386	20,675	-	21,380	15,019	-
Effect of the asset ceiling	(3,958)	-	-	(5,232)	-	-
Liabilities	-	(4,330)	(8,379)	-	(2,799)	(6,066)

Current liabilities	-	(51)	(395)	-	(50)	(269)
Non-current liabilities	-	(4,279)	(7,984)	-	(2,749)	(5,797)
Liabilities	-	(4,330)	(8,379)	-	(2,799)	(6,066)

44

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

24.        Stockholders’ equity

a) Share capital

As at September 30, 2020, the share capital was R$77,300 corresponding to 5,284,474,782 shares issued and fully paid without par value.

	September 30, 2020
Stockholders	Common shares	Golden shares	Total
Litel Participações S.A. and Litela Participações S.A.	594,565,564	-	594,565,564
BNDES Participações S.A.	188,496,276	-	188,496,276
Bradespar S.A.	293,907,266	-	293,907,266
Mitsui & Co., Ltd	286,347,055	-	286,347,055
Foreign investors - ADRs	1,120,264,293	-	1,120,264,293
Foreign institutional investors in local market	1,303,467,605	-	1,303,467,605
FMP - FGTS	44,933,987	-	44,933,987
PIBB - Fund	3,555,545	-	3,555,545
Institutional investors	973,136,217	-	973,136,217
Retail investors in Brazil	321,237,134	-	321,237,134
Brazilian Government (Golden Share)	-	12	12
Shares outstanding	5,129,910,942	12	5,129,910,954
Shares in treasury	154,563,828	-	154,563,828
Total issued shares	5,284,474,770	12	5,284,474,782

Share capital per class of shares (in millions)	77,300	-	77,300

Total authorized shares	7,000,000,000	-	7,000,000,000

b) Shares in treasury

The Company used 1,628,485 and 2,024,059 treasury shares, for the share based payment program of its eligible executives (Matching program), in the amount of R$68 and R$84 recognized as “assignment and transfer of shares” for the nine-month periods ended September 30, 2020 and 2019, respectively.

c) Remuneration to the Company´s stockholders

On July 29, 2020, the Board of Directors approved the resumption of the stockholders´ remuneration policy, which was suspended as a result of the Brumadinho dam failure. This policy, formerly approved in March 2018, set a semi-annual payment that is calculated by applying 30% of Adjusted EBITDA less sustaining capital expenditures, subject to availability of profit reserves as required by the Brazilian corporate law. In addition, the Board of Directors approved the payment of interest on capital in the total gross amount of R$7,253, equivalent to R$1.414364369 per share, declared in December 2019 based on profit reserves.

On September 30, 2020, the Company paid stockholders’ remuneration in the amount of R$12,350, R$2,407510720 per share, R$5,116 based on the interest on capital and R$7,234 based on dividends, approved by Board of Directors on September 10, 2020. This amount will be reduced from the minimum mandatory remuneration for the year ended 2020 and deducted from the profit reserve, if necessary.

45

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

25.        Related parties

The Company’s related parties are subsidiaries, joint ventures, associates, stockholders and its related entities and key management personnel of the Company. Transactions between the parent company and its subsidiaries are eliminated on consolidation and are not disclosed in this note.

Related party transactions were made by the Company on terms equivalent to those that prevail in arm´s-length transactions, with respect to price and market conditions that are no less favorable to the Company than those arranged with third parties.

Purchases, accounts receivable and other assets, and accounts payable and other liabilities relate largely to amounts charged by joint ventures and associates related to the pelletizing plants operational lease and railway transportation services.

a)       Transactions with related parties

	Consolidated
	Three-month period ended September 30,
	2020				2019
	Joint Ventures	Associates	Major stockholders	Total	Joint Ventures	Associates	Major stockholders	Total
Net operating revenue	590	320	259	1,169	488	308	211	1,007
Cost and operating expenses	(1,199)	(37)	-	(1,236)	(1,846)	(48)	-	(1,894)
Financial result	26	(6)	(215)	(195)	217	-	(140)	77

	Consolidated
	Nine-month period ended September 30,
	2020				2019
	Joint Ventures	Associates	Major stockholders	Total	Joint Ventures	Associates	Major stockholders	Total
Net operating revenue	1,268	897	697	2,862	1,108	830	556	2,494
Cost and operating expenses	(3,811)	(90)	-	(3,901)	(5,283)	(104)	-	(5,387)
Financial result	102	10	(382)	(270)	184	(2)	(260)	(78)

Net operating revenue relates to sale of iron ore to the steelmakers and right to use capacity on railroads. Cost and operating expenses mostly relates to the variable lease payments of the pelletizing plants and the logistical costs for using the Nacala Logistic Corridor.

b)       Outstanding balances with related parties

	Consolidated
	September 30, 2020				December 31, 2019
	Joint Ventures	Associates	Major stockholders (iii)	Total	Joint Ventures	Associates	Major stockholders (iii)	Total
Assets
Cash and cash equivalents	-	-	6,943	6,943	-	-	5,578	5,578
Accounts receivable	698	80	17	795	367	88	19	474
Dividends receivable	412	45	-	457	335	25	-	360
Loans (i)	10,699	-	-	10,699	7,737	-	-	7,737
Derivatives financial instruments	-	-	-	-	-	-	169	169
Other assets	427	-	-	427	262	-	-	262

Liabilities
Supplier and contractors	690	26	133	849	1,218	113	149	1,480
Loans (ii)	-	7,943	5,223	13,166	-	5,511	6,804	12,315
Derivatives financial instruments	-	-	2,164	2,164	-	-	259	259
Other liabilities	1,573	134	-	1,707	2,293	-	-	2,293

(i) Refers to the loan with Nacala BV.

(ii) Mainly relates to the loan from Pangea Emirates Ltd.

(iii) Refers to regular financial instruments with large financial institutions of which the stockholders are part of the controlling “shareholders’ agreement”.

46

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

26.       Select notes to Parent Company information (individual interim information)

a)       Other financial assets and liabilities

	Parent company
	Current		Non-Current
	September 30, 2020	December 31, 2019	September 30, 2020	December 31, 2019
Other financial assets
Restricted cash	-	-	527	530
Loans	-	-	18	18
Derivative financial instruments	32	450	307	593
Investments in equity securities	-	-	3,077	2,555
Related parties - Loans	-	690	41	276
	32	1,140	3,970	3,972
Other financial liabilities
Derivative financial instruments	1,731	280	4,556	972
Related parties - Loans	9,215	6,392	96,926	62,861
Financial guarantees	-	-	4,876	2,116
Participative stockholders' debentures	-	-	14,285	10,416
Advance receipts	10	6	-	-
	10,956	6,678	120,643	76,365

b)        Investments

	Parent company
	2020	2019
Balance at January 1st,	144,594	139,510
Additions and Capitalizations	2,039	5,708
Disposals	(117)	(84)
Translation adjustment	41,834	9,289
Equity results in income statement	3,141	5,070
Equity results in statement of comprehensive income	(1,150)	(955)
Dividends declared	(1,304)	(1,083)
Merger (i)	(2,105)	-
Others	733	86
Balance at September 30,	187,665	157,541

(i) On April 30, 2020 the incorporation of the wholly owned subsidiary Ferrous Resources do Brasil S.A. was approved at the General Shareholders' Meeting.

c)        Intangibles

	Parent company
	Concessions	Right of use	Software	Total
Balance at December 31, 2019	15,993	99	179	16,271
Additions	640	-	53	693
Disposals	(24)	-	-	(24)
Amortization	(683)	(4)	(43)	(730)
Merger of Ferrous	-	-	5	5
Balance at September 30, 2020	15,926	95	194	16,215
Cost	20,969	223	2,581	23,773
Accumulated amortization	(5,043)	(128)	(2,387)	(7,558)
Balance at September 30, 2020	15,926	95	194	16,215

	Parent company
	Concessions	Right of use	Software	Total
Balance at December 31, 2018	15,240	105	277	15,622
Additions	1,054	-	75	1,129
Disposals	(54)	-	-	(54)
Amortization	(685)	(4)	(179)	(868)
Balance at September 30, 2019	15,555	101	173	15,829
Cost	19,830	223	2,492	22,545
Accumulated amortization	(4,275)	(122)	(2,319)	(6,716)
Balance at September 30, 2019	15,555	101	173	15,829

47

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

d)	Property, plant and equipment

	Parent company
	Land	Building	Facilities	Equipment	Mineral properties	Leasing agreements	Others	Constructions in progress	Total
Balance at December 31, 2019	1,797	26,555	30,219	10,213	7,153	2,114	19,606	8,218	105,875
Additions (i)	-	-	-	-	-	163	-	6,991	7,154
Disposals	(4)	(2)	(139)	(8)	(30)	-	(17)	(4)	(204)
Assets retirement obligation	-	-	-	-	(247)	-	-	-	(247)
Depreciation, amortization and depletion	-	(909)	(1,341)	(1,056)	(373)	(272)	(1,451)	-	(5,402)
Merger of Ferrous	577	102	325	73	990	3	6	(136)	1,940
Transfers	131	312	1,545	861	1,170	-	1,334	(5,353)	-
Balance at September 30, 2020	2,501	26,058	30,609	10,083	8,663	2,008	19,478	9,716	109,116
Cost	2,501	34,957	41,277	19,481	11,647	2,588	34,175	9,716	156,342
Accumulated depreciation	-	(8,899)	(10,668)	(9,398)	(2,984)	(580)	(14,697)	-	(47,226)
Balance at September 30, 2020	2,501	26,058	30,609	10,083	8,663	2,008	19,478	9,716	109,116

	Parent company
	Land	Building	Facilities	Equipment	Mineral properties	Leasing agreements	Others	Constructions in progress	Total
Balance at December 31, 2018	1,735	26,559	30,593	10,004	7,689	-	19,240	7,996	103,816
Effects of IFRS 16/CPC 06 (R2) adoption	-	-	-	-	-	2,415	-	-	2,415
Additions (i)	-	-	-	-	-	-	-	4,496	4,496
Disposals	(7)	(299)	(130)	(172)	(178)	-	(712)	(35)	(1,533)
Assets retirement obligation	-	-	-	-	556	-	-	-	556
Depreciation, amortization and depletion	-	(757)	(1,088)	(1,020)	(438)	(226)	(1,469)	-	(4,998)
Transfers	8	761	841	1,327	(351)	-	2,096	(4,682)	-
Balance at September 30, 2019	1,736	26,264	30,216	10,139	7,278	2,189	19,155	7,775	104,752
Cost	1,736	33,830	39,019	18,318	9,762	2,415	32,203	7,775	145,058
Accumulated depreciation	-	(7,566)	(8,803)	(8,179)	(2,484)	(226)	(13,048)	-	(40,306)
Balance at September 30, 2019	1,736	26,264	30,216	10,139	7,278	2,189	19,155	7,775	104,752

(i) Includes capitalized borrowing costs.

e)	Loans and borrowings

	Parent company
	Current liabilities		Non-current liabilities
	September 30, 2020	December 31, 2019	September 30, 2020	December 31, 2019
Debt contracts in the international markets
Floating rates in:
US$	945	445	8,038	6,419
Fixed rates in:
US$	-	536	2,935	2,098
EUR	-	-	4,960	3,398
Accrued charges	204	238	-	-
	1,149	1,219	15,933	11,915
Debt contracts in Brazil
Floating rates in:
R$, indexed to TJLP, TR, IPCA, IGP-M and CDI	1,747	2,279	5,014	6,418
Basket of currencies and US$ indexed to LIBOR	252	180	126	225
Fixed rates in:
R$	88	151	91	155
Accrued charges	79	157	-	-
	2,166	2,767	5,231	6,798
Total	3,315	3,986	21,164	18,713

48

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

The future flows of debt payments (principal) are as follows:

Parent company
Debt principal
2020	325
2021	3,028
2022	3,531
2023	6,584
Between 2024 and 2028	7,707
2029 onwards	3,021
24,196

f)	Provisions

	Parent company
	Current liabilities		Non-current liabilities
	September 30, 2020	December 31, 2019	September 30, 2020	December 31, 2019
Payroll, related charges and other remunerations	2,526	2,124	-	-
Environmental obligations	428	490	689	585
Asset retirement obligations	463	488	3,351	3,567
Provisions for litigation	-	-	5,289	5,102
Employee postretirement obligations	150	108	2,119	2,114
Provisions	3,567	3,210	11,448	11,368

g)	Provisions for litigation

	Parent company
	Tax litigation	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision
Balance at December 31, 2019	2,325	1,004	1,734	39	5,102
Additions and reversals, net	90	96	93	7	286
Payments	(54)	(42)	(213)	-	(309)
Indexation and interest	38	75	86	2	201
Merger Ferrous	1	3	3	2	9
Balance at September 30, 2020	2,400	1,136	1,703	50	5,289

	Parent company
	Tax litigation (i)	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision
Balance at December 31, 2018	2,240	467	1,767	9	4,483
Additions and reversals, net (ii)	51	529	314	18	912
Payments	(22)	(100)	(290)	-	(412)
Indexation and interest	19	107	49	6	181
Balance at September 30, 2019	2,288	1,003	1,840	33	5,164

(i)  Includes amounts regarding to social security claims that were classified as labor claims.

(ii) Includes the change in the expected outcome of probable loss of the lawsuit related to the accident of ship loaders, at the Praia Mole maritime terminal, in Espírito Santo.

h)	Contingent liabilities

	Parent company
	September 30, 2020	December 31, 2019
Tax litigation	35,017	30,905
Civil litigation	4,733	4,589
Labor litigation	2,806	3,025
Environmental litigation	3,750	4,239
Brumadinho event	767	635
Total	47,073	43,393

49

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

i)	Income taxes

The total amount presented as income taxes in the income statement is reconciled to the rate established by law, as follows:

	Parent company
	Nine-month period ended September 30,
	2020	2019
Income (loss) before income taxes	23,657	(177)
Income taxes at statutory rates - 34%	(8,043)	60
Adjustments that affect the basis of taxes:
Tax incentives	4,438	535
Equity results	1,068	1,724
Others (i)	768	(2,406)
Income taxes	(1,769)	(87)

(i) Refers to the impact on the parent company of the profit of the subsidiaries abroad taxed in Brazil.

27.        Additional information about derivatives financial instruments

The risk of the derivatives portfolio is measured using the delta-Normal parametric approach and considers that the future distribution of the risk factors and its correlations tends to present the same statistic properties verified in the historical data. The value at risk estimate considers a 95% confidence level for a one-business day time horizon.

The following tables detail the derivatives positions for Vale and its controlled companies as of September 30, 2020, with the following information: notional amount, fair value including credit risk, gains or losses in the period, value at risk and the fair value breakdown by year of maturity.

a)	Foreign exchange and interest rates derivative positions

(i)	Protection programs for the R$ denominated debt instruments and other liabilities

To reduce cash flow volatility, swap and forward transactions were implemented to convert into US$ the cash flows from certain liabilities denominated in R$ with interest rates linked mainly to CDI, TJLP and IPCA. In those swaps, Vale pays fixed or floating rates in US$ and receives payments in R$ linked to the interest rates of the protected liabilities.

The swap and forward transactions were negotiated over-the-counter and the protected items are the cash flows from debt instruments and other liabilities linked to R$. These programs transform into US$ the obligations linked to R$ to achieve a currency offset in the Company’s cash flows, by matching its receivables - mainly linked to US$ - with its payables.

	Notional						Fair value		Financial Settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	September 30, 2020		December 31, 2019		Index	Average rate	September 30, 2020	December 31, 2019	September 30, 2020	September 30, 2020	2020	2021	2022+
CDI vs. US$ fixed rate swap							(3,308)	(155)	(105)	235	(103)	(445)	(2,761)
Receivable	R$	9,754	R$	2,115	CDI	100.18%
Payable	US$	2.285	US$	558	Fix	1.97%

TJLP vs. US$ fixed rate swap							(1,102)	(304)	(98)	55	(86)	(317)	(699)
Receivable	R$	1,791	R$	2,111	TJLP +	1.14%
Payable	US$	501	US$	601	Fix	3.02%

R$ fixed rate vs. US$ fixed rate swap							(861)	(73)	(57)	63	(19)	(442)	(401)
Receivable	R$	2,541	R$	2,173	Fix	5.69%
Payable	US$	630	US$	604	Fix	0.22%

IPCA vs. US$ fixed rate swap							(1,161)	185	(48)	69	(1)	(527)	(634)
Receivable	R$	2,401	R$	2,826	IPCA +	5.08%
Payable	US$	636	US$	759	Fix	0.04%

IPCA vs. CDI swap							215	424	-	5	-	32	183
Receivable	R$	678	R$	1,634	IPCA +	6.63%
Payable	R$	678	R$	1,350	CDI	98.76%

50

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

	Notional						Fair value		Value at Risk	Fair value by year
Flow	September 30, 2020		December 31, 2019		Bought / Sold	Average rate (BRL/USD)	September 30, 2020	December 31, 2019	September 30, 2020	2020+
Forward	R$	916	R$	121	B	5.96	(97)	6	23	(97)

(ii)	Protection program for EUR denominated debt instruments

To reduce the cash flow volatility, swap transactions were implemented to convert into US$ the cash flows from certain debt instruments issued in Euros by Vale. In those swaps, Vale receives fixed rates in EUR and pays fixed rates in US$.

The swap transactions were negotiated over-the-counter and the protected items are the cash flows from debt instruments linked to EUR. The financial settlement inflows/outflows are offset by the protected items’ losses/gains due to EUR/US$ exchange rate.

	Notional						Fair value		Financial Settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	September 30, 2020		December 31, 2019		Index	Average rate	September 30, 2020	December 31, 2019	September 30, 2020	September 30, 2020	2020	2021	2022+
EUR fixed rate vs. US$ fixed rate swap							(169)	(141)	(24)	26	-	(26)	(143)
Receivable		€500		€500	Fix	3.75%
Payable	US$	613	US$	613	Fix	4.29%

(iii)	Protection program for Libor floating interest rate US$ denominated debt

To reduce the cash flow volatility, swap transactions were implemented to convert Libor floating interest rate cash flows from certain debt instruments issued by Vale into fixed interest rate. In those swaps, Vale receives floating rates and pays fixed rates in US$.

	Notional					Fair value		Financial Settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	September 30, 2020		December 31, 2019	Index	Average rate	September 30, 2020	December 31, 2019	September 30, 2020	September 30, 2020	2020	2021	2022+
Libor vs. US$ fixed rate swap						(62)	-	-	19	-	(7)	(54)
Receivable	US$	950	-	Libor (i)	0.13%
Payable	US$	950	-	Fix	0.48%

(i) Including Libor 3M and Libor 6M

51

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

b) Commodities derivative positions and freight derivative positions

(i)	Protection program for the purchase of fuel oil used on ships

In order to reduce the impact of fluctuations in fuel oil prices on the hiring and availability of maritime freight and, consequently, to reduce the Company’s cash flow volatility, hedging operations were carried out through options contracts on Brent Crude Oil and Gasoil (10ppm) for different portions of the exposure.

The derivative transactions were negotiated over-the-counter and the protected item is part of the Vale’s costs linked to the price of fuel oil used on ships. The financial settlement inflows/outflows are offset by the protected items’ losses/gains.

Brent Crude Oil Options

	Notional (bbl)				Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	September 30, 2020	December 31, 2019	Bought / Sold	Average strike (US$/bbl)	September 30, 2020	December 31, 2019	September 30, 2020	September 30, 2020	2020+
Call options	12,352,494	7,048,500	B	60	226	45	-	22	226
Put options	12,352,494	7,048,500	S	34	(190)	(14)	(319)	30	(189)
Total					36	31	(319)	52	37

Gasoil Options

	Notional (bbl)				Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	September 30, 2020	December 31, 2019	Bought / Sold	Average strike (US$/bbl)	September 30, 2020	December 31, 2019	September 30, 2020	September 30, 2020	2020
Call options	4,246,500	7,710,750	B	87	1	26	-	-	1
Put options	4,246,500	7,710,750	S	55	(278)	(10)	(552)	26	(278)
Total					(277)	16	(552)	26	(277)

Freight derivative positions

To reduce the impact of maritime freight price volatility on the Company’s cash flow, freight hedging transactions were implemented, through Forward Freight Agreements (FFAs). The protected item is part of Vale’s costs linked to maritime freight spot prices. The financial settlement inflows/outflows of the FFAs are offset by the protected items’ losses/gains due to freight price changes.

The FFAs are contracts traded over the counter and can be cleared through a Clearing House, in this case subject to margin requirements.

	Notional (days)				Fair value		Financial Settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	September 30, 2020	December 31, 2019	Bought / Sold	Average strike (US$/day)	September 30, 2020	December 31, 2019	September 30, 2020	September 30, 2020	2020+
Freight forwards	3,610	1,050	B	13,949	47	1	(12)	14	47

52

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

(ii) Protection programs for base metals products

Operational Hedging Programs

In the operational hedging program for nickel sales at fixed prices, derivatives transactions were implemented, usually through the purchase of nickel forwards, to convert into floating prices the contracts with clients that required a fixed price.

	Notional (ton)				Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	September 30, 2020	December 31, 2019	Bought / Sold	Average strike (US$/ton)	September 30, 2020	December 31, 2019	September 30, 2020	September 30, 2020	2020	2021
Fixed price sales protection
Nickel forwards	2,216	-	B	12,289	30	-	18	4	21	9
Total					30	-	18	4	21	9

Nickel Revenue Hedging Program

The Company implemented a Nickel Revenue Hedging Program in 2019, which has been discontinued in April 2020 to increase the Company's cash position as a result of COVID-19 pandemic. The cumulative gain recognized in the cash flow hedge reserve until the settlement are being reclassified to the income statement as the Company recognizes the revenue from nickel sales (hedged item).

	Notional (ton)			Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	September 30, 2020	December 31, 2019	Bought / Sold	September 30, 2020	December 31, 2019	September 30, 2020	September 30, 2020	2020	2021
Nickel Revenue Hedging Program
Call options	-	75,984	S	-	(49)	-	-	-	-
Put options	-	75,984	B	-	652	1,412	-	-	-
Total				-	603	1,412	-	-	-

Palladium Revenue Hedging Program

To reduce the volatility of its future cash flows arising from changes in palladium prices, the Company implemented a Palladium Revenue Hedging Program. Under this program, hedge operations were executed using forwards and option contracts to protect a portion of the highly probable forecast sales at floating prices. A hedge accounting treatment is given to this program.

The derivative transactions under the program are negotiated over-the-counter and the financial settlement inflows/outflows are offset by the protected items’ losses/gains due to palladium price changes.

	Notional (t oz)				Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	September 30, 2020	December 31, 2019	Bought / Sold	Average strike (US$/t oz)	September 30, 2020	December 31, 2019	September 30, 2020	September 30, 2020	2020	2021
Palladium Revenue Hedging Program
Palladium Forwards	2,400	-	S	2,214	(1)	-	17	-	(1)	-

Call Options	14,400	-	S	2,387	(13)	-	-	4	(3)	(10)
Put Options	14,400	-	B	2,050	5	-	-	2	1	4
Total					(9)	-	17	6	(3)	(6)

53

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

Embedded derivatives in contracts

The Company has some nickel concentrate and raw materials purchase agreements in which there are provisions based on nickel and copper future prices behavior. These provisions are considered as embedded derivatives.

	Notional (ton)				Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	September 30, 2020	December 31, 2019	Bought / Sold	Average strike (US$/ton)	September 30, 2020	December 31, 2019	September 30, 2020	September 30, 2020	2020
Nickel forwards	708	1,497	S	14,576	(1)	9	-	2	(1)
Copper forwards	544	1,009	S	6,527	(1)	(1)	-	-	(1)
Total					(2)	8	-	2	(2)

c) Wheaton Precious Metals Corp. warrants

The Company owned warrants issued by Wheaton Precious Metals Corp. (WPM), a Canadian company with stocks negotiated on the Toronto Stock Exchange and the New York Stock Exchange. Such warrants have payoff similar to that of an American call option and were received as part of the payment regarding the sale of part of gold payable flows produced as a sub product from Salobo copper mine and some nickel mines in Sudbury. In February 2020, the Company sold all of its warrants of Wheaton (equivalent to 10,000,000 common shares) for US$2.50 per warrant, totaling R$110 (US$25 million).

	Notional (quantity of warranties)				Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	September 30, 2020	December 31, 2019	Bought / Sold	Average strike (US$/share)	September 30, 2020	December 31, 2019	September 30, 2020	September 30, 2020	2023
Call options	-	10,000,000	B	-	-	105	110	-	-

d) Call options associated to debentures convertible into shares

The Company has debentures which lenders have the option to convert the outstanding debt into a specified quantity of an associate’s shares, held by the Company. This option may be fully, or partly exercised, upon payment to the Company of the strike price, considering the terms, conditions and other limitations existing in the agreement, at any time and at the discretion of the creditor, until the maturity date of the debentures. The creditor also has the right to reconstitute the amount of shares required to achieve a total stake of 8% in this associate’shares, at a pre-established price in the option contract, which may be exercised up to December 15th, 2020, subject to the full exercise of the options associated with the debentures.

	Notional (quantity)				Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	September 30, 2020	December 31, 2019	Bought / Sold	Average strike (R$/share)	September 30, 2020	December 31, 2019	September 30, 2020	September 30, 2020	2027
Conversion options	140,239	140,239	S	8,436	(337)	(206)	-	15	(337)

54

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

e) Option related to a Special Purpose Entity “SPE”

The Company acquired in January 2019 a call option related to shares of certain special purpose entities, which are part of a wind farm located in Bahia, Brazil. This option was acquired in the context of the Company's signing of electric power purchase and sale agreements with an SPE, supplied by this wind farm.

	Notional (quantity)				Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	September 30, 2020	December 31, 2019	Bought / Sold	Average strike (R$/share)	September 30, 2020	December 31, 2019	September 30, 2020	September 30, 2020	2022
Call option	137,751,623	137,751,623	B	2.74	123	96	-	12	123

f) Embedded derivatives in contracts

In 2014, the Company sold part of its stake in an associate to an investment fund, of which sales contract establishes, under certain conditions, a minimum return guarantee on the investment whose maturity was extended to December 2021 during this quarter. This is considered an embedded derivative, with payoff equivalent to a put option.

	Notional (quantity)				Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	September 30, 2020	December 31, 2019	Bought / Sold	Average strike (R$/share)	September 30, 2020	December 31, 2019	September 30, 2020	September 30, 2020	2021
Put option	1,105,070,863	1,105,070,863	S	4.17	(319)	(278)	-	42	(319)

The Company has also a natural gas purchase agreement in which there´s a clause that defines that a premium can be charged if the Company’s pellet sales prices trade above a pre-defined level. This clause is considered an embedded derivative.

	Notional (volume/month)				Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	September 30, 2020	December 31, 2019	Bought / Sold	Average strike (US$/ton)	September 30, 2020	December 31, 2019	September 30, 2020	September 30, 2020	2020	2021+
Call options	746,667	746,667	S	233	(1)	(3)	-	-	-	(1)

55

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

g) Methods and techniques of evaluation

Derivative financial instruments are evaluated through the use of market curves and prices impacting each instrument at the closing dates.

For the pricing of options, the Company often uses the Black & Scholes model. In this model, the fair value of the derivative is determined basically as a function of the volatility and the price of the underlying asset, the strike price of the option, the risk-free interest rate and the option maturity. In the case of options where payoff is a function of the average price of the underlying asset over a certain period during the life of the option, the Company uses Turnbull & Wakeman model. In this model, in addition to the factors that influence the option price in the Black-Scholes model, the formation period of the average price is also considered.

In the case of swaps, both the present value of the long and short positions are estimated by discounting their cash flows by the interest rate in the related currency. The fair value is determined by the difference between the present value of the long and short positions of the swap in the reference currency.

For the swaps indexed to TJLP, the calculation of the fair value assumes that TJLP is constant, that is, the projections of future cash flows in Brazilian Reais are made considering the last TJLP disclosed.

Forward and future contracts are priced using the future curves of their corresponding underlying assets. Typically, these curves are obtained on the stock exchanges where these assets are traded, such as the London Metals Exchange (“LME”), the Commodity Exchange (“COMEX”) or other providers of market prices. When there is no price for the desired maturity, Vale uses an interpolation between the available maturities.

56

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

h)	Sensitivity analysis of derivative financial instruments

The following tables present the potential value of the instruments given hypothetical stress scenarios for the main market risk factors that impact the derivatives positions. The scenarios were defined as follows:

-	Probable: the probable scenario was defined as the fair value of the derivative instruments as at September 30, 2020
-	Scenario I: fair value estimated considering a 25% deterioration in the associated risk variables
-	Scenario II: fair value estimated considering a 50% deterioration in the associated risk variables

Instrument	Instrument's main risk events	Probable	Scenario I	Scenario II
CDI vs. US$ fixed rate swap	R$ depreciation	(3,308)	(6,617)	(9,926)
	US$ interest rate inside Brazil decrease	(3,308)	(3,473)	(3,644)
	Brazilian interest rate increase	(3,308)	(3,471)	(3,642)
Protected item: R$ denominated liabilities	R$ depreciation	n.a.	-	-

TJLP vs. US$ fixed rate swap	R$ depreciation	(1,102)	(1,853)	(2,604)
	US$ interest rate inside Brazil decrease	(1,102)	(1,124)	(1,146)
	Brazilian interest rate increase	(1,102)	(1,162)	(1,216)
	TJLP interest rate decrease	(1,102)	(1,157)	(1,212)
Protected item: R$ denominated debt	R$ depreciation	n.a.	-	-

R$ fixed rate vs. US$ fixed rate swap	R$ depreciation	(861)	(1,734)	(2,607)
	US$ interest rate inside Brazil decrease	(861)	(881)	(901)
	Brazilian interest rate increase	(861)	(921)	(977)
Protected item: R$ denominated debt	R$ depreciation	n.a.	-	-

IPCA vs. US$ fixed rate swap	R$ depreciation	(1,161)	(2,131)	(3,101)
	US$ interest rate inside Brazil decrease	(1,161)	(1,197)	(1,235)
	Brazilian interest rate increase	(1,161)	(1,257)	(1,350)
	IPCA index decrease	(1,161)	(1,229)	(1,297)
Protected item: R$ denominated debt	R$ depreciation	n.a.	-	-

IPCA vs. CDI swap	Brazilian interest rate increase	215	202	189
	IPCA index decrease	215	202	189
Protected item: R$ denominated debt linked to IPCA	IPCA index decrease	n.a.	(202)	(189)

EUR fixed rate vs. US$ fixed rate swap	EUR depreciation	(169)	(1,097)	(2,026)
	Euribor increase	(169)	(174)	(179)
	US$ Libor decrease	(169)	(174)	(179)
Protected item: EUR denominated debt	EUR depreciation	n.a.	1,097	2,026

US$ floating rate vs. US$ fixed rate swap	US$ Libor decrease	(61)	(79)	(97)
Protected item: Libor US$ indexed debt	US$ Libor decrease	n.a.	79	97

NDF BRL/USD	R$ depreciation	(97)	(356)	(616)
	US$ interest rate inside Brazil decrease	(97)	(109)	(121)
	Brazilian interest rate increase	(97)	(152)	(209)
Protected item: R$ denominated liabilities	R$ depreciation	n.a.	-	-

57

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

Instrument	Instrument's main risk events	Probable	Scenario I	Scenario II
Fuel oil protection
Options	Price input decrease	(236)	(737)	(1,305)
Protected item: Part of costs linked to fuel oil prices	Price input decrease	n.a.	737	1,305

Maritime Freight protection
Forwards	Freight price decrease	47	(20)	(87)
Protected item: Part of costs linked to maritime freight prices	Freight price decrease	n.a.	20	87

Nickel sales fixed price protection
Forwards	Nickel price decrease	-	-	-
Protected item: Part of nickel revenues with fixed prices	Nickel price decrease	n.a.	-	-

Palladium Revenue Hedging Program
Options	Palladium price increase	(8)	(46)	(92)
Protected item: Part of palladium future revenues	Palladium price increase	n.a.	46	92

Conversion options	Stock value increase	(337)	(583)	(889)

Option - SPCs	SPCs stock value decrease	123	53	11

Instrument	Main risks	Probable	Scenario I	Scenario II
Embedded derivatives - Raw material purchase (nickel)	Nickel price increase	(1)	(16)	(31)
Embedded derivatives - Raw material purchase (copper)	Copper price increase	(1)	(6)	(11)
Embedded derivatives - Gas purchase	Pellet price increase	(1)	(2)	(5)
Embedded derivatives - Guaranteed minimum return	Stock value decrease	(319)	(840)	(1,827)

58

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

i)	Financial counterparties’ ratings

The transactions of derivative instruments, cash and cash equivalents as well as short-term investments are held with financial institutions whose exposure limits are periodically reviewed and approved by the delegated authority. The financial institutions credit risk is performed through a methodology that considers, among other information, ratings provided by international rating agencies.

The table below presents the ratings published by agencies Moody’s and S&P regarding the main financial institutions that we hire derivative instruments, cash and cash equivalents transactions

Long term ratings by counterparty	Moody’s	S&P
ABN Amro	A1	A
Agricultural Bank of China	A1	A
ANZ Australia and New Zealand Banking	Aa3	AA-
Banco ABC	Ba3	BB-
Banco Bradesco	Ba3	BB-
Banco do Brasil	Ba3	BB-
Banco Itaú Unibanco	Ba3	BB-
Banco Safra	Ba3	BB-
Banco Santander	A2	A
Banco Votorantim	Ba3	BB-
Bank Mandiri	Baa2	BBB-
Bank of America	A2	A-
Bank of China	A1	A
Bank of Montreal	Aa2	A+
Bank of Nova Scotia	A2	A+
Bank of Shanghai	Baa2	-
Bank of Tokyo Mitsubishi UFJ	A1	A-
Bank Rakyat Indonesia (BRI)	Baa2	BBB-
Barclays	Baa2	BBB
BBVA Banco Bilbao Vizcaya Argentaria	A3	A-
BNP Paribas	Aa3	A+
BTG Pactual	Ba3	BB-
Caixa Econômica Federal	Ba3	BB-
Calyon	Aa3	A+
China Construction Bank	A1	A
CIBC Canadian Imperial Bank	Aa2	A+
CIMB Bank	Baa1	A-
Citigroup	A3	BBB+
Credit Suisse	Baa2	BBB+
Deutsche Bank	A3	BBB+
Goldman Sachs	A3	BBB+
HSBC	A2	A-
Industrial and Commercial Bank of China	A1	A
Intesa Sanpaolo Spa	Baa1	BBB
Banco Itaú Unibanco	Ba3	BB-
JP Morgan Chase & Co	A2	A-
Macquarie Group Ltd	A3	BBB+
Mega International Commercial Bank	A1	A
Millenium BIM	A1	A-
Mitsui & Co	A1	A-
Mizuho Financial	A1	A-
Morgan Stanley	A3 *+	BBB+
Muscat Bank	B1	BB-
National Australia Bank	Aa3	AA-
National Bank of Canada	Aa3	A
National Bank of Oman	B1	-
Natixis	A1	A+
Royal Bank of Canada	Aa2	AA-
Rabobank	Aa3	A+
Société Générale	A1	A
Standard Bank Group	Ba2	-
Standard Chartered	A2	BBB+
Sumitomo Mitsui Financial	A1	A-
Toronto Dominion Bank	Aa3	AA-
UBS	Aa3	A-
Unicredit	Baa1	BBB

59

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

Date: October 28, 2020	By:	/s/ Ivan Fadel
Head of Investor Relations

60